Exhibit 99.2

SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”), which comprise the consolidated interim statement of financial position as of September 30, 2018, the consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2018 and 2017, the consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2018 and 2017 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea.  A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Group as of December 31, 2017, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 7, 2018, expressed an unqualified opinion.  The accompanying consolidated statement of financial position of the Group as of December 31, 2017, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 14, 2018

This report is effective as of November 14, 2018, the review report date.  Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto.  Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of September 30, 2018 and December 31, 2017

(Unaudited)

(In millions of won)	Note		2018	2017

Assets
Cash and due from banks at amortized cost	4,7,41	~~W~~	19,135,962	-
Cash and due from banks	4,8,41		-	22,668,598
Financial assets at fair value through profit or loss	4,9,41		40,900,034	-
Trading assets	4,10,41		-	28,464,296
Financial assets designated at fair value through profit or loss (K-IFRS 1109)	4,11,41		173,611	-
Financial assets designated at fair value through profit or loss (K-IFRS 1039)	4,12,41		-	3,579,057
Derivative assets	4,13,41		1,868,032	3,400,178
Securities at fair value through other comprehensive income	4,14,41		38,435,741	-
Available-for-sale financial assets	4,15,41		-	42,116,937
Securities at amortized cost	4,14,41		27,025,625	-
Held-to-maturity financial assets	4,15,41		-	24,990,680
Loans at amortized cost	4,16,41		292,359,886	-
Loans	4,17,41		-	275,565,766
Property and equipment			2,984,857	3,021,772
Intangible assets	40		4,297,179	4,273,321
Investments in associates	18		763,472	631,294
Current tax receivable			27,795	25,015
Deferred tax assets			444,569	592,283
Investment property			477,786	418,303
Other assets	4,41		28,805,031	16,551,958
Assets held for sale			7,243	7,550

Total assets		~~W~~	457,706,823	426,307,008

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position (Continued)

As of September 30, 2018 and December 31, 2017

(Unaudited)

(In millions of won)	Note		2018	2017
Liabilities
Deposits	4,41	~~W~~	260,650,514	249,419,224
Financial liabilities at fair value through profit or loss	4,19,41		2,092,113	-
Trading liabilities	4,20,41		-	1,848,490
Financial liabilities designated at fair value through profit or loss (K-IFRS 1109)	4,21,41		8,678,802	-
Financial liabilities designated at fair value through profit or loss (K-IFRS 1039)	4,22,41		-	8,297,609
Derivative liabilities	4,13,41		2,476,196	3,487,661
Borrowings	4,41		28,997,853	27,586,610
Debt securities issued	4,23,41		58,104,380	51,340,821
Liabilities for defined benefit obligations	24		98,811	7,144
Provisions	25		479,016	428,958
Current tax payable			340,492	348,830
Deferred tax liabilities	40		21,856	9,982
Liabilities under insurance contracts	26		25,854,377	24,515,288
Other liabilities	4,41		33,895,904	25,312,773

Total liabilities			421,690,314	392,603,390

Equity	27
Capital stock			2,645,053	2,645,053
Hybrid bonds			1,531,758	423,921
Capital surplus			9,887,335	9,887,335
Capital adjustments			(420,765)	(398,035)
Accumulated other comprehensive loss	41		(810,602)	(529,734)
Retained earnings	40,41		22,467,028	20,791,681
Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			35,299,807	32,820,221
Non-controlling interests			716,702	883,397
Total equity			36,016,509	33,703,618

Total liabilities and equity		~~W~~	457,706,823	426,307,008

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2018 and 2017

(Unaudited)

(In millions of won)	Note		2018		2017
			Three-month period	Nine-month period	Three-month period	Nine-month period
Interest income
Financial assets at fair value through other comprehensive income and at amortized cost		~~W~~	3,314,853	9,475,567	-	-
Financial assets at fair value through profit or loss			161,820	496,294	-	-
Loans and receivables and investment securities			-	-	2,862,823	8,281,144
Short-term trading securities			-	-	133,286	413,332
			3,476,673	9,971,861	2,996,109	8,694,476
Interest expense			(1,304,860)	(3,619,833)	(1,009,270)	(2,923,731)
Net interest income	28		2,171,813	6,352,028	1,986,839	5,770,745

Fees and commission income			1,108,630	3,297,383	1,020,806	3,005,984
Fees and commission expense			(629,246)	(1,822,106)	(566,225)	(1,726,726)
Net fees and commission income	29		479,384	1,475,277	454,581	1,279,258

Insurance income			1,086,695	3,317,184	1,143,636	3,460,998
Insurance expenses			(1,189,004)	(3,665,325)	(1,271,908)	(3,811,652)
Net insurance loss	26		(102,309)	(348,141)	(128,272)	(350,654)

Dividend income			15,325	76,609	50,743	201,193
Net gain on financial assets at fair value through profit or loss			250,753	577,742	-	-
Net gain on financial assets at fair value through profit or loss (overlay approach)	9		45,001	92,399	-	-
Net trading income			-	-	228,824	687,228
Net loss on financial assets designated at fair value through profit or loss			(201,690)	(243,501)	-	-
Net loss on financial instruments designated at fair value through profit or loss			-	-	(299,750)	(837,699)
Net foreign currency transaction gain			25,218	122,991	170,779	381,777
Net gain on disposal of financial asset at fair value through other comprehensive income	14		6,044	16,378	-	-
Net gain on disposal of available-for-sale financial assets	15		-	-	87,561	338,492
Net loss on disposal of securities at amortized cost	14		(2)	(8)	-	-
Provision for credit loss allowance	30		(223,973)	(577,934)	-	-
Impairment losses on financial assets	31		-	-	(209,452)	(458,235)
General and administrative expenses	32		(1,089,162)	(3,302,580)	(1,080,575)	(3,223,742)
Other operating expenses, net			(243,799)	(598,783)	(221,890)	(295,179)

Operating income			1,132,603	3,642,477	1,039,388	3,493,184

Equity method income	18		23,233	41,271	5,825	19,474
Other non-operating income (expense), net			10,420	(14,688)	35,280	63,067
Profit before income taxes			1,166,256	3,669,060	1,080,493	3,575,725

Income tax expense	34		308,777	994,489	252,043	838,119
Profit for the period		~~W~~	857,479	2,674,571	828,450	2,737,606

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Continued)

For the three-month and nine-month periods ended September 30, 2018 and 2017

(Unaudited)

(In millions of won, except earnings per share data)	Note		2018		2017
			Three-month period	Nine-month period	Three-month period	Nine-month period
Other comprehensive income (loss) for the period, net of income tax
Items that are or may be reclassified to profit or loss:
Gain on financial asset at fair value through other comprehensive income		~~W~~	31,092	76,139	-	-
Loss on financial asset at fair value through profit or loss (overlay approach)	9		(32,625)	(66,989)	-	-
Net change in unrealized fair value of available-for- sale financial assets			-	-	(103,518)	(182,615)
Equity in other comprehensive income (loss) of associates			431	3,988	1,988	(9,437)
Foreign currency translation adjustments for foreign operations			(69,480)	(10,718)	11,462	(54,999)
Net change in unrealized fair value of cash flow hedges			1,142	(13,298)	446	2,883
Other comprehensive income (loss) of separate account			2,984	2,068	(4,455)	(4,746)
			(66,456)	(8,810)	(94,077)	(248,914)
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			(811)	(22,352)	(481)	2,636
Equity in other comprehensive income (loss) of associates			10	28	(596)	(438)
Valuation gain on financial asset at fair value through other comprehensive income			12,277	27,624	-	-
Loss on disposal of financial asset at fair value through other comprehensive income			(567)	(2,558)	-	-
Changes in own credit risk on financial liabilities designated at fair value through profit of loss			(15)	(67)	-	-
			10,894	2,675	(1,077)	2,198
Total other comprehensive loss, net of income tax			(55,562)	(6,135)	(95,154)	(246,716)

Total comprehensive income for the period		~~W~~	801,917	2,668,436	733,296	2,490,890

Profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	847,831	2,643,397	817,261	2,706,391
Non-controlling interests			9,648	31,174	11,189	31,215
		~~W~~	857,479	2,674,571	828,450	2,737,606
Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	791,818	2,636,972	722,783	2,461,516
Non-controlling interests			10,099	31,464	10,513	29,374
		~~W~~	801,917	2,668,436	733,296	2,490,890

Earnings per share:	35
Basic and diluted earnings per share in won		~~W~~	1,763	5,528	1,718	5,679

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2018 and 2017

(Unaudited)

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2017	~~W~~	2,645,053	498,316	9,887,335	(458,461)	(102,583)	18,640,038	31,109,698	635,282	31,744,980
Total comprehensive income for the period
Profit for the period		-	-	-	-	-	2,706,391	2,706,391	31,215	2,737,606
Other comprehensive income (loss), net of income tax:
Net change in unrealized fair value of available-for-sale financial assets		-	-	-	-	(182,060)	-	(182,060)	(555)	(182,615)
Equity in other comprehensive loss of associates		-	-	-	-	(9,460)	(415)	(9,875)	-	(9,875)
Foreign currency translation adjustments		-	-	-	-	(54,424)	-	(54,424)	(575)	(54,999)
Net change in unrealized fair value of cash flow hedges		-	-	-	-	2,883	-	2,883	-	2,883
Other comprehensive income of separate account		-	-	-	-	(4,746)	-	(4,746)	-	(4,746)
Remeasurements of defined benefit plans		-	-	-	-	3,347	-	3,347	(711)	2,636
Total other comprehensive loss		-	-	-	-	(244,460)	(415)	(244,875)	(1,841)	(246,716)
Total comprehensive income (loss)		-	-	-	-	(244,460)	2,705,976	2,461,516	29,374	2,490,890

Other changes in equity
Dividends		-	-	-	-	-	(687,589)	(687,589)	-	(687,589)
Dividends to hybrid bonds		-	-	-	-	-	(13,205)	(13,205)	-	(13,205)
Issuance of hybrid bonds		-	224,466	-	-	-	-	224,466	-	224,466
Redemption of hybrid bonds		-	(298,861)	-	(1,139)	-	-	(300,000)	-	(300,000)
Change in other capital adjustments		-	-	-	61,596	-	(61,476)	120	-	120
Change in other non-controlling interests		-	-	-	-	-	-	-	228,135	228,135
		-	(74,395)	-	60,457	-	(762,270)	(776,208)	228,135	(548,073)

Balance at September 30, 2017	~~W~~	2,645,053	423,921	9,887,335	(398,004)	(347,043)	20,583,744	32,795,006	892,791	33,687,797

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity (Continued)

For the nine-month periods ended September 30, 2018 and 2017

(Unaudited)

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2018	~~W~~	2,645,053	423,921	9,887,335	(398,035)	(529,734)	20,790,599	32,819,139	883,397	33,702,536
Measurement period adjustments for business combination (Note 40)		-	-	-	-	-	1,082	1,082	-	1,082
Adoption effect of K-IFRS 1109, net of tax (Note 41)		-	-	-	-	(277,011)	(251,855)	(528,866)	(3,155)	(532,021)
Balance at January 1, 2018 (adjusted)		2,645,053	423,921	9,887,335	(398,035)	(806,745)	20,539,826	32,291,355	880,242	33,171,597
Total comprehensive income (loss) for the period
Profit for the period		-	-	-	-	-	2,643,397	2,643,397	31,174	2,674,571
Other comprehensive income (loss), net of income tax:
Gain on financial asset at fair value through other comprehensive income		-	-	-	-	100,263	-	100,263	942	101,205
Loss on financial asset at fair value through profit or loss (overlay approach)		-	-	-	-	(66,989)	-	(66,989)	-	(66,989)
Equity in other comprehensive income of associates		-	-	-	-	4,016	-	4,016	-	4,016
Foreign currency translation adjustments		-	-	-	-	(10,388)	-	(10,388)	(330)	(10,718)
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(13,298)	-	(13,298)	-	(13,298)
Other comprehensive loss of separate account		-	-	-	-	2,068	-	2,068	-	2,068
Remeasurements of defined benefit plans		-	-	-	-	(22,030)	-	(22,030)	(322)	(22,352)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(67)	-	(67)	-	(67)
Total other comprehensive income (loss)		-	-	-	-	(6,425)	-	(6,425)	290	(6,135)
Total comprehensive income (loss)		-	-	-	-	(6,425)	2,643,397	2,636,972	31,464	2,668,436

Other changes in equity
Dividends		-	-	-	-	-	(687,589)	(687,589)	-	(687,589)
Dividends to hybrid bonds		-	-	-	-	-	(21,937)	(21,937)	-	(21,937)
Issuance of hybrid bonds		-	1,107,837	-	-	-	-	1,107,837	-	1,107,837
Acquisition of treasury stock		-	-	-	(23,744)	-		(23,744)	-	(23,744)
Change in other capital adjustments		-	-	-	1,014	-	(4,101)	(3,087)	-	(3,087)
Change in other non-controlling interests		-	-	-	-	-	-	-	(195,004)	(195,004)
		-	1,107,837	-	(22,730)	-	(713,627)	371,480	(195,004)	176,476
Other		-	-	-	-	2,568	(2,568)	-	-	-
Balance at September 30, 2018	~~W~~	2,645,053	1,531,758	9,887,335	(420,765)	(810,602)	22,467,028	35,299,807	716,702	36,016,509

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2018 and 2017

(Unaudited)

(In millions of won)	Note		2018	2017

Cash flows from operating activities
Profit before income taxes		~~W~~	3,669,060	3,575,725
Adjustments for:
Interest income	28		(9,971,861)	(8,694,476)
Interest expense	28		3,619,833	2,923,731
Dividend income			(76,609)	(201,193)
Net fees and commission expense			131,192	36,922
Net insurance loss			1,628,874	1,962,495
Net gain on financial assets at fair value through profit or loss			(155,135)	-
Net gain on financial assets at fair value through profit or loss (overlay approach)			(92,399)	-
Net trading gain			-	(455,378)
Net foreign currency translation loss (gain)			44,698	(176,981)
Net gain on financial assets designated at fair value through profit or loss			(63,979)	-
Net loss on financial instruments designated at fair value through profit or loss			-	473,275
Net gain on disposal of financial asset at fair value through other comprehensive income	14		(16,378)	-
Net gain on disposal of available-for-sale financial assets	15		-	(338,492)
Net loss on disposal of securities at amortized cost	14		8	-
Provision for credit loss allowance	30		577,934	-
Provision for credit losses	31		-	430,541
Impairment losses on other financial assets	31		-	27,694
Employee costs			127,504	144,442
Depreciation and amortization	32		221,567	188,811
Other operating income			7,564	(552,870)
Equity method income, net	18		(41,271)	(19,474)
Other non-operating income			(951)	(20,290)
			(4,059,409)	(4,271,243)

Changes in assets and liabilities:
Cash and due from banks at amortized cost			5,603,407	-
Due from banks			-	(2,807,091)
Financial assets at fair value through profit or loss			(400,231)	-
Due from banks at fair value			(89,438)	-
Loans at fair value			(71,518)	-
Trading assets and liabilities			-	(3,173,127)
Financial asset designated at fair value through profit or loss (K-IFRS 1109)			459,856	-
Financial instruments designated at fair value through profit or loss (K-IFRS 1039)			-	(872,162)
Derivative instruments			217,652	(231,499)
Loans at amortized cost			(18,180,448)	-
Loans			-	(14,416,242)
Other assets			(13,728,508)	(6,446,992)

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows (Continued)

For the nine-month periods ended September 30, 2018 and 2017

(Unaudited)

(In millions of won)	Note		2018	2017

Deposits		~~W~~	11,936,159	12,391,126
Liabilities for defined benefit obligations			(50,604)	(89,908)
Provisions			(64,993)	(57,709)
Other liabilities			8,610,896	10,592,373
			(5,757,770)	(5,111,231)

Income taxes paid			(625,720)	(515,349)
Interest received			9,617,724	8,408,923
Interest paid			(3,696,399)	(3,663,610)
Dividends received			54,744	205,038

Net cash used in operating activities			(797,770)	(1,371,747)

Cash flows from investing activities
Decrease in financial assets at fair value through profit or loss			1,318,586	-
Increase in financial assets at fair value through profit or loss			(2,310,594)	-
Proceeds from disposal of financial assets at fair value through other comprehensive income			22,272,303	-
Acquisition of financial assets at fair value through other comprehensive income			(22,901,265)	-
Proceeds from disposal of available-for-sale financial assets			-	24,980,036
Acquisition of available-for-sale financial assets			-	(28,259,001)
Proceeds from disposal of financial assets at amortized cost			1,527,935	-
Acquisition of financial assets at amortized cost			(3,963,908)	-
Proceeds from maturity of held-to-maturity financial assets			-	1,432,840
Acquisition of held-to-maturity financial assets			-	(5,338,595)
Proceeds from disposal of property and equipment			29,181	11,455
Acquisition of property and equipment			(79,895)	(92,684)
Proceeds from disposal of intangible assets			450	6,566
Acquisition of intangible assets			(98,619)	(63,511)
Proceeds from disposal of investments in associates			107,595	136,892
Acquisition of investments in associates			(161,355)	(314,301)
Proceeds from disposal of investment property			9,553	5,568
Acquisition of investment property			(115,083)	(1,836)
Proceeds from disposal of assets held for sale			11,239	3,322
Other, net			(282,956)	(10,486)
Proceeds from settlement of hedging derivative financial instruments for available-for-sale financial assets			82,393	76,990
Settlement of hedging derivative financial instruments for available-for-sale financial assets			(36,012)	(27,465)
Net cash used in investing activities			(4,590,452)	(7,454,210)

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows (Continued)

For the nine-month periods ended September 30, 2018 and 2017

(Unaudited)

(In millions of won)	Note		2018	2017

Cash flows from financing activities
Redemption of hybrid bonds		~~W~~	-	(300,000)
Issuance of hybrid bonds			1,107,837	224,420
Net increase in borrowings			1,227,143	3,210,817
Proceeds from debt securities issued			18,115,443	15,608,652
Repayments of debt securities issued			(10,925,443)	(8,918,361)
Other liabilities			776	4,248
Dividends paid			(702,038)	(702,036)
Proceeds from settlement of hedging derivative financial instruments for debt securities issued			10,513	52,287
Settlement of hedging derivative financial instruments for debt securities issued			(4,182)	(6,490)
Acquisition of treasury stock			(19,263)
Increase (decrease) in non-controlling interests			(194,900)	224,394
Net cash provided by financing activities			8,615,886	9,397,931

Effect of exchange rate fluctuations on cash and cash equivalents held			(64,924)	(40,960)
Increase in cash and cash equivalents			3,162,740	531,014

Cash and cash equivalents at beginning of period	37		6,236,650	5,632,536

Cash and cash equivalents at end of period	37	~~W~~	9,399,390	6,163,550

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

1.  Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a) Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group” or the “Company”) was incorporated on September 1, 2001.  Shinhan Financial Group’s shares has been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange since September 16, 2003.

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of September 30, 2018 and December 31, 2017 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		2018	2017
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	September 30	100.0	100.0
〃	Shinhan Card Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Investment Corp.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Capital Co., Ltd.	〃	〃	100.0	100.0
〃	Jeju Bank(*2)	〃	〃	68.9	68.9
〃	Shinhan Credit Information Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Alternative Investment Management Inc.	〃	〃	100.0	100.0
〃	Shinhan BNP Paribas Asset Management Co., Ltd.	〃	〃	65.0	65.0
〃	SHC Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan DS(*3)	〃	〃	100.0	100.0
〃	Shinhan Savings Bank	〃	〃	100.0	100.0
〃	Shinhan AITAS Co., Ltd.	〃	〃	99.8	99.8
〃	Shinhan REITs Management Co., Ltd.	〃	〃	100.0	100.0
Shinhan Bank	Shinhan Asia Limited	Hong Kong	〃	99.9	99.9
〃	Shinhan Bank America	USA	〃	100.0	100.0
〃	Shinhan Bank Europe GmbH	Germany	〃	100.0	100.0
〃	Shinhan Bank Cambodia(*4)	Cambodia	〃	97.5	97.5
〃	Shinhan Bank Kazakhstan Limited	Kazakhstan	〃	100.0	100.0
〃	Shinhan Bank Canada	Canada	〃	100.0	100.0
〃	Shinhan Bank (China) Limited	China	〃	100.0	100.0
〃	Shinhan Bank Japan	Japan	〃	100.0	100.0
〃	Shinhan Bank Vietnam Ltd.	Vietnam	〃	100.0	100.0
〃	Banco Shinhan de Mexico	Mexico	〃	100.0	100.0
〃	PT Bank Shinhan Indonesia	Indonesia	〃	99.0	99.0
Shinhan Card Co., Ltd.	LLP MFO Shinhan Finance	Kazakhstan	〃	100.0	100.0
〃	PT. Shinhan Indo Finance	Indonesia	〃	50.0	50.0
〃	Shinhan Microfinance Co., Ltd.	Myanmar	〃	100.0	100.0
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	USA	〃	100.0	100.0
〃	Shinhan Investment Corp. Asia Ltd.	Hong Kong	〃	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

1.  Reporting entity (continued)

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		2018	2017
Shinhan Investment Corp.	SHINHAN SECURITIES VIETNAM CO., LTD.	Vietnam	September 30	100.0	100.0
〃	PT Shinhan Sekuritas Indonesia	Indonesia	〃	99.0	99.0
	PT Shinhan Asset Management Indonesia	〃		75.0	0.0
Shinhan BNP Paribas Asset Management Co., Ltd.	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	Hong Kong	〃	100.0	100.0
Shinhan DS	SHINHAN DS VIETNAM CO.,LTD	Vietnam		100.0	0.0

(*1) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded. The Group entered into a stock purchase agreement to acquire 59.15% of Orange Life Insurance Co., Ltd. at W2,298,000 million for the period ended September 30, 2018.  The acquisition price may change in the future, and the date of acquisition is not determined yet as the stock purchase will be accomplished after getting approval on the main stockholder change from FSS.

(*2) The Group participated in the capital increase of Jeju Bank (~~W~~5,000 per share) in November 2018 after the reporting period.

(*3) Shinhan Data System changed its name into Shinhan DS for the period ended September 30, 2018 and the Group participated in the capital increase of ~~W~~3 billion in October 2018 after the reporting period.

(*4) Shinhan Khmer Bank PLC changed its name into Shinhan Bank Cambodia for the period ended September 30, 2018.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

1.  Reporting entity (continued)

(c) Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	18 trusts managed by Shinhan Bank including development trust

A trust is consolidated when the Group as a trustee is exposed to variable returns, for example, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it; and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 119 others

An entity for asset backed securitization is consolidated when the Group has the ability to dispose assets or change the conditions of the assets, is exposed to variable returns and has the ability to affect the variable returns providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd. and 2 others

An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has granted credit to the entity, has sole decision-making authority of these entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 70 others

An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

1.  Reporting entity (continued)

(d) Summarized financial information of the subsidiaries

i) Condensed financial position for the Controlling Company and the Group’s subsidiaries as of September 30, 2018 and December 31, 2017 are as follows:

		2018			2017
		Total assets	Total liabilities	Total equities	Total assets	Total liabilities	Total equities
Shinhan Financial Group (Separate)	~~W~~	29,547,826	7,704,944	21,842,882	27,639,783	7,447,705	20,192,078
Shinhan Bank		347,704,034	324,079,798	23,624,236	324,314,242	301,660,298	22,653,944
Shinhan Card Co., Ltd.		29,512,375	23,614,443	5,897,932	26,367,562	20,092,443	6,275,119
Shinhan Investment Corp.		29,573,094	26,230,190	3,342,904	28,644,288	25,391,599	3,252,689
Shinhan Life Insurance Co., Ltd.		31,003,856	29,332,429	1,671,427	29,719,359	27,987,427	1,731,932
Shinhan Capital Co., Ltd.		5,928,841	5,195,141	733,700	5,315,366	4,603,786	711,580
Jeju Bank		5,730,084	5,311,201	418,883	5,562,924	5,158,123	404,801
Shinhan Credit Information Co., Ltd.		24,181	7,576	16,605	22,726	8,144	14,582
Shinhan Alternative Investment Management Inc.		108,314	94,819	13,496	86,902	76,250	10,652
Shinhan BNP Paribas Asset Management Co., Ltd.		170,425	15,506	154,919	174,839	18,286	156,553
SHC Management Co., Ltd.		9,487	196	9,291	9,438	190	9,248
Shinhan DS		46,051	28,889	17,162	39,799	24,446	15,353
Shinhan Savings Bank		1,398,866	1,241,404	157,462	1,287,170	1,139,533	147,637
Shinhan AITAS Co., Ltd.		63,407	7,327	56,080	58,158	6,209	51,949
Shinhan REITs Management Co., Ltd		59,936	26,535	33,401	29,319	71	29,248

(*1) Condensed financial information of the subsidiaries is based on the subsidiaries’ consolidated financial information, as applicable.

(*2) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

1.  Reporting entity (continued)

ii) Condensed comprehensive income statement for the Controlling Company and the Group’s subsidiaries for the nine-month periods ended September 30, 2018 and 2017 were as follows:

		2018			2017
		Operating income	Net income	Total com-prehensive income	Operating income	Net income (loss)	Total com-prehensive income (loss)
Shinhan Financial Group (separate)	~~W~~	1,486,423	1,276,218	1,276,260	988,561	801,961	801,666
Shinhan Bank		15,203,236	1,916,711	1,959,812	13,970,105	1,696,064	1,547,831
Shinhan Card Co., Ltd.		3,638,825	393,892	378,136	3,835,065	777,609	730,953
Shinhan Investment Corp.		4,281,041	230,055	239,923	4,240,096	157,225	154,070
Shinhan Life Insurance Co., Ltd.		4,273,295	129,177	77,871	4,487,082	103,360	62,109
Shinhan Capital Co., Ltd.		333,277	87,593	85,906	245,280	66,873	70,651
Jeju Bank		167,282	22,895	25,380	153,137	22,770	18,426
Shinhan Credit Information Co., Ltd.		27,800	2,037	1,992	23,340	244	147
Shinhan Alternative Investment Management Inc.		24,952	2,844	2,932	12,239	(138)	(80)
Shinhan BNP Paribas Asset Management Co., Ltd.		59,295	14,968	14,884	56,758	15,827	16,023
SHC Management Co., Ltd.		102	43	43	150	94	94
Shinhan DS		70,500	1,181	1,764	57,414	1,324	2,893
Shinhan Savings Bank.		68,590	13,461	13,229	56,870	12,982	12,758
Shinhan AITAS Co., Ltd.		33,171	6,291	6,291	30,356	5,363	5,363
Shinhan REITs Management Co., Ltd		5,125	2,763	4,151	-	-	-

(*1) Condensed financial information of the subsidiaries is based on the subsidiaries’ consolidated financial information, as applicable.

(*2) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

2.  Basis of preparation

(a) Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations.

These condensed consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting as part of the period covered by the Group’s K-IFRS annual financial statements.  Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as of and for the year ended December 31, 2017.  These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

(b) Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2017, except for the details described in Note 3.

- Credit loss allowance

The Group recognizes credit loss allowance for expected credit losses on debt instruments, loans and receivables that are measured at amortized cost, loan commitments and financial guarantee contracts in accordance with K-IFRS No. 1109 ‘Financial Instruments.’  The accuracy of such allowance is determined by techniques, assumptions and input variables used by the Group to measure expected future cash flows of individual financial instruments and to measure expected credit losses in a collective manner.  The details of techniques, assumptions and input variables used to measure the credit loss allowance for expected credit losses as of September 30, 2018 are described in Note 4.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

3.  Significant accounting policies

Except for the new standards and the amendment to the following standard, which are applied from January 1, 2018, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2017.

(a) K-IFRS No. 1109, ‘Financial Instruments’

The Group has applied K-IFRS No. 1109 ‘Financial Instruments’, which was published on September 25, 2015, from the year starting on January 1, 2018.  K-IFRS No. 1109 replaced K-IFRS No. 1039, ‘Financial Instruments: Recognition and Measurement.’

The main characteristics of K-IFRS No. 1109 are: classification and measurement of financial instruments based on characteristics of contractual cash flows and business model, impairment model based on expected credit losses, the expansion of the types of qualifying hedging instruments and hedged items, and changes in hedge effectiveness tests, etc.

In principle, K-IFRS No. 1109 should be applied retrospectively.  However, there are exemptions for restating the comparative information with respect to classification, measurement of financial instruments, and impairment.  In addition, for hedge accounting, the new standard will be applied prospectively except for certain cases such as accounting for the time value of options.

i) Classification and measurement of financial assets

The Group classifies financial assets as subsequently measured at amortized cost, fair value through other comprehensive income, or fair value through profit or loss on the basis of both the business model for managing the financial assets and the contractual cash flow characteristics of the financial asset as shown in the following table.  If a hybrid contract contains a host that is a financial asset, the entire hybrid contract is classified as a financial asset without separating an embedded derivative.

Business Model	Contractual cash flow characteristics
	Solely payments of principal and interest	Others
For the collection of the contractual cash flows	Measured at amortized cost(*1)	Measured at fair value through profit or loss(*2)
For both the collection of the contractual cash flows and selling financial assets	Measured at fair value through other comprehensive income(*1)(*3)	Same as above
For selling financial assets and others	Measured at fair value through profit or loss	Same as above

(*1) A designation at fair value through profit or loss is allowed only if such designation mitigates an accounting mismatch (irrevocable).

(*2) A designation at fair value through other comprehensive income is allowed only if the financial instrument is the equity investment that is not held for trading (irrevocable).

(*3) Upon disposal, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to retained earnings.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

3.  Significant accounting policies (continued)

The Group applies the overlay approach to designated financial assets related to insurance contracts in accordance with K-IFRS No. 1104. The Group reclassifies the amount reported in profit or loss for the designated financial assets applying K-IFRS No. 1109 to the amount that would have been reported in profit or loss for the designated financial assets if the Group had applied K-IFRS No. 1039.

ii) Classification and measurement of financial liabilities

Where a financial liability is designated at fair value through profit or loss, the fair value change of the financial liability attributable to the changes of the credit risk of the financial liability shall be presented in other comprehensive income; such other comprehensive income shall not be subsequently reclassified to profit or loss. However, the Group may present the fair value change as profit or loss if the aforementioned accounting treatment would cause or enlarge an accounting mismatch.

iii) Impairment: Financial assets and contract assets

The Group recognizes provision for credit loss allowance for debt instruments measured at amortized cost and fair value through other comprehensive income, lease receivable, loan commitments and financial guarantee contracts using the expected credit loss impairment model.  Financial assets migrate through the following three stages based on the change in credit risk since initial recognition and loss allowances for the financial assets are measured at the 12-month expected credit losses (“ECL”) or the lifetime ECL, depending on the stage.

Category		Provision for credit loss allowance
STAGE 1	When credit risk has not increased significantly since the initial recognition	12-months ECL: the ECL associated with the probability of default events occurring within the next 12 months
STAGE 2	When credit risk has increased significantly since the initial recognition	Lifetime ECL: a lifetime ECL associated with the probability of default events occurring over the remaining lifetime
STAGE 3	When assets are impaired	Same as above

The Group, meanwhile, only recognizes the cumulative changes in lifetime expected credit losses since the initial recognition as a loss allowance for purchased or originated credit-impaired financial assets.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

3.  Significant accounting policies (continued)

iv) Hedge accounting

K-IFRS No. 1109 maintains the mechanics of hedge accounting (i.e. fair value hedge, cash flow hedge, hedge of a net investment in a foreign operation) as defined in K-IFRS 1039, whereas a principle-based hedge accounting requirements that focuses on an entity’s risk replaced the complex and rule-based hedge accounting requirements of K-IFRS No. 1039.  Additionally, qualifying hedged items and qualifying hedging instruments have been expanded and hedge accounting requirements have been eased by eliminating a subsequent hedge effectiveness assessment and a quantitative test (80~125%).

The Group’s consolidated interim statements of financial position, comprehensive income, changes in equity and cash flows, and notes to the condensed consolidated financial statements as of and for the three-month and nine-month periods ended September 30, 2018 have been prepared in accordance with K-IFRS No. 1109, and the accompanying comparative consolidated financial statement as of December 31, 2017 and for the three-month and nine-month periods ended September 30, 2017 have not been retrospectively restated.

Details on the adjustments to the carrying amounts of financial assets and financial liabilities, the adjustments to the loss allowance, and the effects on equity as a result of initial application of K-IFRS No. 1109 are presented in Note 41.

(b) K-IFRS No. 1115, ‘Revenue from Contracts with Customers’

Effective January 1, 2018 the Group has applied K-IFRS No. 1115, ‘Revenue from Contracts with Customers’, which replaces existing revenue recognition guidance, including K-IFRS No. 1018, ‘Revenue’, K-IFRS No. 1011, ‘Construction Contracts’, K-IFRS No. 2031, ‘Revenue-Barter Transactions Involving Advertising Services’, K-IFRS No. 2113, ‘Customer Loyalty Programmes’, K-IFRS No. 2115, ‘Agreement for the Construction of Real Estate’, and K-IFRS No. 2118, ‘Transfers of Assets from Customers.’

K-IFRS No. 1018 and other standards outlined revenue recognition for different types of transactions such as sales of goods and services, interest income, loyalty programs, dividend income and construction contracts; however, according to K-IFRS No.1115, all types of contracts recognize revenue through five-step revenue recognition model (① ‘Identifying the contract’ → ② ‘Identifying performance obligations’ → ③ ‘Determining the transaction price’ → ④ ‘Allocating the transaction price to performance obligations’ → ⑤ ‘Recognizing the revenue by satisfying performance obligations’).

Effects on equity as a result of initial application of K-IFRS No. 1115 are included in Note 41.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

4.  Financial risk management

(a) Overview

As a financial services provider, the Group is exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk.  These risks are recognized, measured, controlled and reported in accordance with risk management guidelines established at the company level and at the subsidiary level.

i) Risk management organization

The Group risk management system is organized along with the following hierarchy: from the top and at the Company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary.

The Group Risk Management Committee, which is under the supervision of the controlling company’s Board of Directors, sets the basic group wide risk management policies and strategies.  The controlling company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the controlling company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries.

Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the group wide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the group wide guidelines.  The Group also has the Group Risk Management Team, which supports the controlling company’s Chief Risk Officer in his or her risk management and supervisory role.

In order to maintain the group wide risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Risk Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more details by type of risk and type of product for each department and division within such subsidiary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

4.  Financial risk management (continued)

ii) Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•

Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital.  As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflects such risk planning in the Group’s business and financial planning.  The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•

Risk monitoring – The Group proactively, preemptively and periodically review risks that may impact our overall operations, including through a multidimensional risk monitoring system.  Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the group wide risk management, and the controlling company reports to the Group’s Chief Risk Officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and continual basis.  In addition, the Group performs preemptive risk management through a “risk dashboard system” under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

•

Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group reviews any relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, promotes reasonable decision-making in order to avoid taking any unduly risky action.  The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•

Risk management – The Group maintain a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern.  Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan.  At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

•

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

4.  Financial risk management (continued)

(b) Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and the largest risk which the Group is facing.  The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

i) Techniques, assumptions and input variables used to measure impairment

i-1) Determining significant increases in credit risk since initial recognition

At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition.

i-1-1) Measuring the risk of default

The Group assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

The Group accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Group uses information obtained from external credit rating agencies when performing these analyses.

The Group applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

4.  Financial risk management (continued)

i-1-3) Significant increases in credit risk

The Group uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others. The method used to determine whether credit risk of financial instruments has significantly increased after the initial recognitions is summarized as follows:

Corporate exposures	Retail exposures	Card exposures

Significant change in credit ratings	Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days	Continued past due more than 7 days(personal card)
Loan classification of and below precautionary	Loan classification of and below precautionary	Loan classification of and below precautionary
Borrower with early warning signals	Borrower with early warning signals	Specific pool segment
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Loans relating to constructor whose collective loans are insolvent
Interest coverage ratios of below 1 for consecutive three years
Negative cash flows from operating activities for consecutive two years

The Group considers the credit risk of financial instrument has been significantly increased since initial recognition if a specific exposure is past due more than 30 days (however, for a specific portfolio if it is past due more than 7 days). The Group counts the number of days past due from the earliest date on which the Group has not fully received the contractual payments from the borrower and does not consider the grace period granted to the borrower.

The Group regularly reviews the criteria for determining if there have been significant increases in credit risk from the following perspective.

- A significant increase in credit risk shall be identified prior to the occurrence of default.

- The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.

- As a result of applying the judgment criteria, financial instruments shall not be to move too frequently between the 12-months expected credit losses measurement and the lifetime expected credit losses measurement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

4.  Financial risk management (continued)

i-2) Modified financial assets

If the contractual cash flows on a financial asset have been renegotiated or modified and the financial asset was not derecognised, the Group assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the reporting date based on the modified contractual terms.

The Group may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as ‘debt restructuring’). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that were modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-months expected credit losses for that exposure again.

i-3) Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:

- If a borrower is overdue 90 days or more from the contractual payment date,

- If the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Group uses the following indicators when determining whether a borrower is in default:

- Qualitative factors (e.g. breach of contract terms),

- Quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Group, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Group uses the number of days past due for each financial instrument)

- Internal data and external data

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred and the extent thereof may vary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

4.  Financial risk management (continued)

i-4) Reflection of forward-looking information

The Group reflects forward-looking information presented by internal experts based on a variety of information when measuring expected credit losses.  For the purpose of estimating these forward-looking information, the Group utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

The Group reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses.  Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Group used in its business plan and management strategy.

The Group identified the key macroeconomic variables needed to forecast credit risk and credit losses for each portfolio as follows by analyzing past experience data and drew correlations across credit risk for each variable.

Key macroeconomic variables	Correlation with credit risk

Economic growth	Negative
Consumer price index	Negative
Benchmark rate	Positive
3-year Korea Treasury Bond	Positive
3-year Corporate Bond	Positive
KOSPI	Negative

The predicted correlations between the macroeconomic variables and the risk of default, used by the Group, were derived based on data from the past nine years.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

4.  Financial risk management (continued)

i-5) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (PD)

- Loss given default (LGD)

- Exposure at default (EAD)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time.  The Group uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for that grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower defaults. The Group calculates LGD based on the experience recovery rate measured from past default exposures.  The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default.  The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit.  EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

When measuring expected credit losses on financial assets, the Group reflects a period of expected credit loss measurement based on a contractual maturity.  The Group takes into consideration of the extension rights held by a borrower when deciding the contractual maturity.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (LTV)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria classifying groups is periodically reviewed to maintain homogeneity of the group and adjusted if necessary.  The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

i-6) Write-off of financial assets

The Group writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest.  In general, the Group conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest.  Such determination on write-off is carried out in accordance with the internal rules of the Group and is carried out with the approval of an external institution, if necessary.  Apart from write-off, the Group may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) Maximum exposure to credit risk

Exposure to credit risk is the exposure related to due from banks, loans, investments in debt securities, derivative transactions, off-balance sheet accounts such as loan commitment.  The exposures of due from banks and loans were classified into government, bank, corporation, retail based on the exposure classification criteria of BASEL III credit risk weights.

The Group’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of September 30, 2018 and December 31, 2017 are as follows:

		2018
Due from banks and loans at amortized cost (*1)(*3):
Banks	~~W~~	18,587,682
Retail		132,328,780
Government		7,194,177
Corporations		129,944,652
Card receivable		21,155,463
		309,210,754

Financial asset at fair value through profit or loss		39,621,158
Financial asset designated at fair value through profit or loss		83,198
Securities at fair value through other comprehensive income		37,782,020
Securities at amortized cost		27,025,625
Derivative assets		1,868,032
Other financial assets(*1)(*2)		23,921,608
Financial guarantee contracts		3,802,722
Loan commitments and other credit liabilities		160,149,620
	~~W~~	603,464,737

(*1) The maximum exposure amounts for due from banks, loans and other financial assets at amortized cost are recorded as net of allowances.

(*2) Other financial assets mainly comprise brokerage, securities and spot transaction related receivables, accrued interest receivables, secured key money deposits and domestic exchange settlement debit settled in a day.

(*3) Due from banks and loans were classified as similar credit risk group when calculating the BIS ratio under new Basel Capital Accord (Basel Ⅲ).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

ii) Maximum exposure to credit risk (continued)

		2017
Due from banks and loans(*1)(*3):
Banks	~~W~~	13,373,140
Retail		124,868,554
Government		14,442,747
Corporations		123,637,882
Card receivable		20,119,514
		296,441,837

Trading assets		23,829,943
Financial assets designated at FVTPL		2,344,701
AFS financial assets		37,186,552
HTM financial assets		24,990,680
Derivative assets		3,400,178
Other financial assets(*1)(*2)		12,041,304
Financial guarantee contracts		3,267,707
Loan commitments and other credit liabilities		139,264,031
	~~W~~	542,766,933

(*1) The maximum exposure amounts for due from banks, loans and other financial assets are recorded as net of allowances.

(*2) Other financial assets mainly comprise brokerage, securities and spot transaction related receivables, accrued interest receivables, secured key money deposits and domestic exchange settlement debit settled in a day.

(*3) Due from banks and loans were classified as similar credit risk group when calculating the BIS ratio under new Basel Capital Accord (Basel Ⅲ).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

iii) Impairment information by credit risk of financial assets

-  Credit loss allowances of financial assets as of September 30, 2018 are as follows:

		12-month expected loss		Life time expected loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1(*1)	Grade 2(*1)	Grade 1(*1)	Grade 2(*1)	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	17,491,732	890,898	185,703	42,967	-	18,611,300	(23,618)	18,587,682	116,658
Retail		118,784,045	6,249,286	4,376,121	2,964,837	397,045	132,771,334	(442,554)	132,328,780	79,248,412
Government		7,183,370	2,453	11,923	-	-	7,197,746	(3,569)	7,194,177	17,050
Corporations		80,844,918	26,555,392	10,436,640	12,723,503	908,197	131,468,650	(1,523,998)	129,944,652	72,542,302
Card receivable		15,780,062	1,986,573	1,768,593	2,028,859	398,314	21,962,401	(806,938)	21,155,463	7,886
		240,084,127	35,684,602	16,778,980	17,760,166	1,703,556	312,011,431	(2,800,677)	309,210,754	151,932,308
Securities at fair value through other comprehensive income(*2)		30,988,989	6,606,517	-	186,514	-	37,782,020	-	37,782,020	-
Securities at amortized cost		26,303,256	703,674	-	22,246	-	27,029,176	(3,551)	27,025,625	-
Ending balance	~~W~~	297,376,372	42,994,793	16,778,980	17,968,926	1,703,556	376,822,627	(2,804,228)	374,018,399	151,932,308

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

4.  Financial risk management (continued)

iii) Impairment information by credit risk of financial assets (continued)

(*1) Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Banks and governments(*)	OECD sovereign credit rating of 6 or above (as applied to the nationality of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the banks and governments)
Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more
Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+ (Probability of default for loans with internal credit rating of BBB is 2.25%)
Credit cards	For individual card holders, score of 7 or higher in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans	For individual card holders, score of below 7 in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans

(*2) Provision for credit loss allowance for securities at fair value through other comprehensive income amounted to ~~W~~9,930 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

iii) Impairment information by credit risk of financial assets (continued)

-  Credit quality of due from banks and loans that are neither past due nor impaired as of December 31, 2017 are as follows:

		2017
		Banks	Retail	Government	Corporations	Card	Total
Grade 1(*2)	~~W~~	13,382,414	116,304,917	14,447,016	86,831,895	16,314,189	247,280,431
Grade 2(*2)		7,857	8,056,563	-	36,835,347	3,473,826	48,373,593
		13,390,271	124,361,480	14,447,016	123,667,242	19,788,015	295,654,024
Less : allowance (collective)		(17,131)	(212,502)	(4,269)	(647,694)	(288,362)	(1,169,958)
	~~W~~	13,373,140	124,148,978	14,442,747	123,019,548	19,499,653	294,484,066
Mitigation of credit risk due to collateral(*1)	~~W~~	96,835	80,354,889	-	64,018,607	6,358	144,476,689

(*1) The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees.  Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

(*2) Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Banks and governments(*)	OECD sovereign credit rating of 6 or above (as applied to the nationality of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the banks and governments)
Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more
Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+ (Probability of default for loans with internal credit rating of BBB is 2.25%)
Credit cards	For individual card holders, score of 7 or higher in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans	For individual card holders, score of below 7 in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

iii) Impairment information by credit risk of financial assets (continued)

-  Aging analyses of due from banks and loans that are past due but not impaired as of December 31, 2017 are as follows:

		2017
		Banks	Retail	Government	Corporations	Card	Total
Less than 30 days	~~W~~	-	458,968	-	131,624	446,658	1,037,250
30 days ~ less than 60 days		-	65,152	-	33,749	58,283	157,184
60 days ~ less than 90 days		-	42,427	-	16,972	37,972	97,371
90 days or more		-	15,430	-	11,787	390	27,607
		-	581,977	-	194,132	543,303	1,319,412
Less : allowance		-	(56,774)	-	(8,898)	(81,990)	(147,662)
	~~W~~	-	525,203	-	185,234	461,313	1,171,750
Mitigation of credit risk due to collateral	~~W~~	-	325,631	-	94,388	90	420,109

-  Due from banks and loans that are impaired as of December 31, 2017 are as follows:

		2017
		Banks	Retail	Government	Corporations	Card	Total
Impaired	~~W~~	-	362,707	-	1,010,036	420,316	1,793,059
Less : allowance		-	(168,334)	-	(576,936)	(261,768)	(1,007,038)
	~~W~~	-	194,373	-	433,100	158,548	786,021
Mitigation of credit risk due to collateral	~~W~~	-	128,906	-	384,815	12	513,733

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

iv) Credit risk exposures per credit grade of off-balance items

-  Credit risk exposures per credit grade of off-balance items as of September 30, 2018 are as follows:

		2018
		Grade 1(*1)	Grade 2(*1)	Impaired	Total
Financial guarantee:
12-month expected credit loss	~~W~~	2,112,228	1,412,291	-	3,524,519
Life time expected credit loss		110,937	165,152	-	276,089
Impaired		-	-	2,114	2,114
		2,223,165	1,577,443	2,114	3,802,722
Loan commitment and other credit line
12-month expected credit loss		133,129,285	18,666,525	-	151,795,810
Life time expected credit loss		6,456,076	1,889,555	-	8,345,631
Impaired		-	55	8,124	8,179
		139,585,361	20,556,135	8,124	160,149,620
	~~W~~	141,808,526	22,133,578	10,238	163,952,342

(*1) Grade 1: BBB+ or above per internal credit rating

Grade 2: Below BBB+ per internal credit rating

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

v) Credit ratings of debt securities

-  Credit ratings of debt securities as of December 31, 2017 are as follows:

		2017
		Trading assets	Financial assets designated at FVTPL	Available–for- sale financial assets	Held-to-maturity financial assets	Total
AAA	~~W~~	8,837,093	630,247	23,949,843	20,057,480	53,474,663
AA- to AA+		5,193,659	589,193	5,582,125	3,956,290	15,321,267
A- to A+		5,442,892	792,715	4,300,764	444,711	10,981,082
BBB- to BBB+		1,614,012	252,258	1,508,224	166,906	3,541,400
Lower than BBB-		275,200	-	435,651	177,840	888,691
Unrated		2,277,790	80,288	1,409,945	187,453	3,955,476
	~~W~~	23,640,646	2,344,701	37,186,552	24,990,680	88,162,579

-  The credit quality of securities (debt securities) according to the credit ratings by external rating agencies is as follows:

Internal credit ratings	KIS(*1)	KR(*2)	S&P	Fitch	Moody's
AAA	-	-	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1) KIS: Korea Investors Service

(*2) KR: Korea Ratings

-  Credit status of debt securities as of December 31, 2017 are as follows:

		2017
Neither past due nor impaired	~~W~~	88,160,626
Impaired		1,953
	~~W~~	88,162,579

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

vi) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of September 30, 2018 and December 31, 2017 are as follows:

		2018
		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Construction service	Hotel and food service	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	18,185,807	23	-	6,375	-	-	395,477	-	18,587,682
Retail		-	-	-	-	-	-	-	132,328,780	132,328,780
Government		7,059,120	-	-	2,795	-	-	132,262	-	7,194,177
Corporations		7,329,706	44,348,557	17,332,634	26,527,004	3,235,091	5,758,219	25,412,506	935	129,944,652
Card receivable		37,548	210,044	175,870	44,003	42,296	22,296	20,528,056	95,350	21,155,463
		32,612,181	44,558,624	17,508,504	26,580,177	3,277,387	5,780,515	46,468,301	132,425,065	309,210,754
Financial asset at fair value through profit or loss		25,757,825	1,706,836	855,527	369,832	190,260	47,397	10,693,481	-	39,621,158
Financial asset designated at fair value through profit or loss		-	83,198	-	-	-	-	-	-	83,198
Securities at fair value through other comprehensive income		22,834,640	1,492,611	204,109	436,494	483,854	-	12,330,312	-	37,782,020
Securities at amortized cost		6,531,045	93,022	-	776,678	596,009	-	19,028,871	-	27,025,625
	~~W~~	87,735,691	47,934,291	18,568,140	28,163,181	4,547,510	5,827,912	88,520,965	132,425,065	413,722,755

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

vi) Concentration by industry sector (continued)

An analysis of concentration by industry sector of financial instrument, net of allowance, as of September 30, 2018 and December 31, 2017 are as follows:

		2017
		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Construction service	Hotel and food service	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	11,094,855	1,592	-	56,744	-	-	2,219,949	-	13,373,140
Retail		-	-	-	-	-	-	-	124,868,554	124,868,554
Government		13,381,461	1,314	-	-	-	-	1,059,972	-	14,442,747
Corporations		5,474,353	40,364,768	16,563,849	23,005,675	2,880,851	2,413,929	32,934,457	-	123,637,882
Card receivable		41,825	295,290	140,117	37,801	38,580	12,257	395,145	19,158,499	20,119,514
		29,992,494	40,662,964	16,703,966	23,100,220	2,919,431	2,426,186	36,609,523	144,027,053	296,441,837
Financial asset at fair value through profit or loss		17,183,669	1,139,609	1,206,133	176,273	112,409	71,656	3,940,194	-	23,829,943
Financial asset designated at fair value through profit or loss		1,201,464	202,906	36,112	45,178	27,678	-	831,363	-	2,344,701
Securities at fair value through other comprehensive income		23,384,608	1,409,017	227,289	632,410	348,269	-	11,184,959	-	37,186,552
Securities at amortized cost		5,975,448	48,981	-	785,859	557,591	-	17,622,801	-	24,990,680
	~~W~~	77,737,683	43,463,477	18,173,500	24,739,940	3,965,378	2,497,842	70,188,840	144,027,053	384,793,713

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

(c) Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

Interest rate risk from non-trading positions is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Group and affects the earnings and the economic value of net assets of the Group.

Foreign exchange risk arises from the Group’s assets and liabilities which are denominated in currencies other than Korean Won.

i) Market risk management from trading positions

Trading activities are to realize short-term trading profits in debt and stock markets and foreign exchange markets based on short-term forecast of changes in market situation and profits from arbitrage transactions in derivatives such as swap, forward, futures and option transactions.  The Group manages market risk related to its trading positions using VaR and market value-based tool.

An analysis of market risk for trading positions of the major subsidiaries as of and for the nine-month periods ended September 30, 2018 and the year ended December 31, 2017 are as follows:

i-1) Shinhan Bank

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the nine-month period ended September 30, 2018 and the year ended December 31, 2017 are as follows:

		2018
		Average	Maximum	Minimum	September 30
Interest rate	~~W~~	22,728	29,056	16,924	25,182
Stock price		14,253	17,329	11,936	15,384
Foreign exchange(*)		40,363	45,738	37,679	39,826
Option volatility		134	281	91	173
Commodity		19	61	-	8
Portfolio diversification					(36,098)
	~~W~~	43,474	50,614	38,604	44,475

		2017
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	38,370	50,206	22,226	25,071
Stock price		4,051	5,622	3,040	4,675
Foreign exchange(*)		43,827	46,108	41,562	41,947
Option volatility		70	124	43	66
Commodity		22	46	-	14
Portfolio diversification					(26,367)
	~~W~~	49,943	56,103	42,031	45,406

(*) Both trading and non-trading accounts are included since Shinhan Bank manages foreign exchange risk on a total position basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

i-2) Shinhan Card

The analyses of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the nine-month period ended September 30, 2018 and the year ended December 31, 2017, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, are as follows:

		2018
		Average	Maximum	Minimum	September 30
Interest rate	~~W~~	1,286	1,972	768	768

		2017
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	1,809	2,550	1,050	1,800

(*) Shinhan Card fully hedges all the cash flows from foreign currency liabilities by swap transactions and is narrowly exposed to foreign exchange risk relating to foreign currency equity securities held for non-trading purposes.

i-3) Shinhan Investment

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the nine-month period ended September 30, 2018 and the year ended December 31, 2017 are as follows:

		2018
		Average	Maximum	Minimum	September 30
Interest rate	~~W~~	8,227	12,606	4,335	10,506
Stock price		73,528	88,182	63,697	71,288
Foreign exchange		4,742	7,754	1,017	5,911
Option volatility		7,965	16,229	4,438	7,795
Portfolio diversification					(14,255)
	~~W~~	84,075	107,025	69,404	81,245

		2017
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	9,939	18,090	7,329	11,232
Stock price		12,015	22,496	7,068	10,830
Foreign exchange		7,140	12,604	2,760	5,506
Option volatility		3,404	4,536	2,710	3,216
Portfolio diversification					(9,583)
	~~W~~	22,221	34,564	12,980	21,201

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

i-4) Shinhan Life Insurance

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for the nine-month period ended September 30, 2018 and the year ended December 31, 2017 are as follows:

		2018
		Average	Maximum	Minimum	September 30
Interest rate	~~W~~	3,306	6,410	385	823
Stock price		3,856	4,625	2,030	4,596
Foreign exchange		1,064	2,825	40	1,971
Option volatility		1,041	4,916	131	347
	~~W~~	9,267	18,776	2,586	7,737

		2017
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	3,838	16,598	85	3,848
Stock price		1,195	3,368	-	3,178
Foreign exchange		1,213	3,569	3	1,924
Option volatility		5,083	7,423	2,777	3,809
	~~W~~	11,329	30,958	2,865	12,759

ii) Interest rate risk management from non-trading positions

Principal market risk from non-trading activities of the Group is interest rate risk, which affects the Group’s earnings and the economic value of the Group’s net assets:

•

Earnings: interest rate fluctuations have an effect on the Group’s net interest income by affecting its interest-sensitive operating income and expenses and EaR (Earnings at Risk) is a commonly used risk management technique.

•

Economic value of net assets: interest rate fluctuations influence the Group’s net worth by affecting the present value of cash flows from the assets, liabilities and other transactions of the Group and VaR is a commonly used risk management technique.

Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net earnings calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

Accordingly, the Group measures and manages interest rate risk for non-trading activities by taking into account effects of interest rate changes on both its income and net asset value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

Non-trading positions for interest rate VaR and EaR as of September 30, 2018 and December 31, 2017 are as follows:

ii-1) Shinhan Bank

		2018	2017
VaR(*1)	~~W~~	194,218	293,355
EaR(*2)		198,839	131,135

ii-2) Shinhan Card

		2018	2017
VaR(*1)	~~W~~	167,503	147,932
EaR(*2)		26,050	32,081

ii-3) Shinhan Investment

		2018	2017
VaR(*1)	~~W~~	31,557	44,505
EaR(*2)		45,093	108,866

ii-4) Shinhan Life Insurance

		2018	2017
VaR(*1)	~~W~~	465,594	319,689
EaR(*2)		55,146	70,434

(*1) The interest rate VaR represents the maximum anticipated loss in a net asset value in one year under confidence level of 99.9% and is measured by the internal model with one year look-back period.

(*2) The interest rate EaR was calculated by the Financial Supervisory Service regulations based on the “middle of time band” and interest shocks by 200 basis points for each time bucket as recommended under the Basel Accord.

iii) Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate.  Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department.  Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps.  Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars, Japanese yen, Euros and Chinese yuan are set in order to minimize exposures from the other foreign exchange trading.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

(d) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management.  At the group level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis.

To manage liquidity risk preemptively and collectively, various liquidity risk indicators such as limit management indicators, early warning indicators and monitoring indicators were measured and managed.

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of September 30, 2018 and December 31, 2017 are as follows:

		2018
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits(*2)	~~W~~	126,584,361	33,571,090	28,355,542	45,054,753	28,135,128	2,741,009	264,441,883
Financial liabilities at fair value through profit or loss		2,100,501	-	-	-	-	-	2,100,501
Financial liabilities designated at fair value through profit or loss		185,146	851,990	476,264	572,456	5,344,841	1,248,105	8,678,802
Borrowings		12,898,681	2,963,273	2,511,741	3,083,197	5,348,463	2,533,948	29,339,303
Debt securities issued		3,230,818	4,134,214	6,039,107	10,254,982	33,099,253	5,089,513	61,847,887
Other financial liabilities		25,774,529	44,669	90,252	161,619	594,904	2,209,564	28,875,537
	~~W~~	170,774,036	41,565,236	37,472,906	59,127,007	72,522,589	13,822,139	395,283,913
Off balance(*3):
Finance guarantee contracts	~~W~~	3,802,722	-	-	-	-	-	3,802,722
Loan commitments and other		160,912,705	-	-	-	-	-	160,912,705
	~~W~~	164,715,427	-	-	-	-	-	164,715,427

Derivatives:
Cash inflows	~~W~~	2,436,364	728,475	1,038,133	1,424,055	4,976,001	7,112,559	17,715,587
Cash outflows		(2,310,144)	(1,065,238)	(1,376,306)	(1,418,460)	(4,124,277)	(7,099,497)	(17,393,922)
	~~W~~	126,220	(336,763)	(338,173)	5,595	851,724	13,062	321,665

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

		2017
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits(*2)	~~W~~	130,916,019	21,725,284	31,482,983	52,440,287	16,137,734	1,940,194	254,642,501
Trading liabilities		1,848,490	-	-	-	-	-	1,848,490
Financial liabilities designated at fair value through profit or loss		303,065	324,807	548,868	916,388	5,106,209	1,098,518	8,297,855
Borrowings		15,286,424	2,543,847	1,655,662	2,823,721	3,658,670	1,844,417	27,812,741
Debt securities issued		2,261,028	3,717,185	3,651,503	10,565,098	30,391,156	4,224,471	54,810,441
Other financial liabilities		19,387,718	42,948	137,810	335,104	363,245	59,188	20,326,013
	~~W~~	170,002,744	28,354,071	37,476,826	67,080,598	55,657,014	9,166,788	367,738,041
Off balance(*3):
Finance guarantee contracts	~~W~~	3,267,707	-	-	-	-	-	3,267,707
Loan commitments and other		140,675,467	-	-	-	-	-	140,675,467
	~~W~~	143,943,174	-	-	-	-	-	143,943,174

Derivatives:
Cash inflows	~~W~~	3,735,274	790,313	829,659	1,411,010	2,684,189	143,032	9,593,477
Cash outflows		(3,324,459)	(498,396)	(727,887)	(1,321,939)	(2,594,372)	(60,717)	(8,527,770)
	~~W~~	410,815	291,917	101,772	89,071	89,817	82,315	1,065,707

(*1) These amounts include cash flows of principal and interest on financial assets and financial liabilities.

(*2) Demand deposits amounting to ~~W~~107,374,436 million and ~~W~~102,928,642 million as of September 30, 2018 and December 31, 2017 are included in the ‘Less than 1 month’ category, respectively.

(*3) Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counterparty requests payment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

(e) Capital risk management

The controlling company, banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%.

“Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards.  “Equity capital”, as applicable to bank holding companies, is defined as the sum of Common Equity Tier 1 capital (including common stock, share premium resulting from the issue of instruments classified as common equity Tier 1, retained earnings, etc.), Additional Tier 1 capital (with the minimum set of criteria for an instrument issued by the Group to meet, i.e. ‘perpetual’) and Tier 2 capital (to provide loss absorption on a gone-concern basis) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies.  “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

The capital adequacy ratio as of September 30, 2018 was 15.30% (unaudited and unreviewed).

(f) Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end.  The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications.  If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Group uses various valuation techniques and is setting rational assumptions based on the present market situations.  Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.
•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.
•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

i) Financial instruments measured at fair value

- The fair value hierarchy of financial assets presented at their fair values in the statements of financial position as of September 30, 2018 and December 31, 2017 are as follows:

		2018
		Level 1	Level 2	Level 3	Total
Financial assets:
Financial asset at fair value through profit or loss	~~W~~	6,467,365	27,975,924	6,456,745	40,900,034
Financial asset designated at fair value through profit or loss		-	-	173,611	173,611
Derivatives		54,776	1,661,738	151,518	1,868,032
Securities at fair value through other comprehensive income		10,789,161	27,101,439	545,141	38,435,741
	~~W~~	17,311,302	56,739,101	7,327,015	81,377,418
Financial liabilities:
Financial liabilities at fair value through profit or loss	~~W~~	2,092,113	-	-	2,092,113
Financial liabilities designated at fair value through profit or loss		-	1,737,017	6,941,785	8,678,802
Derivatives liabilities		50,816	1,872,328	553,052	2,476,196
	~~W~~	2,142,929	3,609,345	7,494,837	13,247,111

		2017
		Level 1	Level 2	Level 3	Total
Financial assets:
Trading assets	~~W~~	7,438,083	20,351,470	674,743	28,464,296
Financial assets designated at fair value through profit or loss		572,734	2,457,728	548,595	3,579,057
Derivative assets		31,858	3,072,980	295,340	3,400,178
Available-for-sale financial assets		10,920,710	26,899,791	4,296,436	42,116,937
	~~W~~	18,963,385	52,781,969	5,815,114	77,560,468
Financial liabilities:
Trading liabilities	~~W~~	1,848,490	-	-	1,848,490
Financial liabilities designated at fair value through profit or loss		36,973	986,882	7,273,754	8,297,609
Derivative liabilities		20,738	2,963,914	503,009	3,487,661
	~~W~~	1,906,201	3,950,796	7,776,763	13,633,760

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

- Changes in carrying values of financial instruments classified as Level 3 for the nine-month period ended September 30, 2018 and the year ended December 31, 2017 are as follows:

		2018
		Financial asset at fair value through profit or loss	Financial asset designated at fair value through profit or loss	Securities at fair value through other comprehensive profit or loss	Derivative assets and liabilities, net	Financial liabilities designated at fair value through profit or loss
Beginning balance	~~W~~	5,831,369	152,091	621,207	(250,662)	(7,273,754)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year(*1)		54,220	21,520	4,476	27,951	(247,719)
Recognized in other comprehensive income (loss) for the year		-	-	24,090	-	(93)
		54,220	21,520	28,566	27,951	(247,812)
Purchase		1,323,342	-	2,460	1,985	-
Issue		-	-	-	-	(5,935,197)
Settlement		(751,789)	-	(107,092)	(180,380)	6,514,978
Transfer in(*2)		588	-	-	5	-
Transfer out(*2)		(985)	-	-	(433)	-
Ending balance	~~W~~	6,456,745	173,611	545,141	(401,534)	(6,941,785)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

- Changes in carrying values of financial instruments classified as Level 3 for the nine-month period ended September 30, 2018 and the year ended December 31, 2017 are as follows (continued):

		2017
		Trading assets	Financial assets designated at FVTPL	Available-for-sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL
Beginning balance	~~W~~	82,477	614,039	3,883,441	(492,136)	(7,574,327)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year(*1)		41,127	(9,202)	(200,701)	634,438	(913,760)
Recognized in other comprehensive income (loss) for the year		-	-	(3,149)	-	-
		41,127	(9,202)	(203,850)	634,438	(913,760)
Purchase		589,144	210,856	1,150,904	29,333	-
Issue		-	-	-	4,541	(8,710,656)
Settlement		(139,562)	(267,098)	(565,146)	(383,873)	9,924,989
Transfer in(*2)		101,557	-	31,087	28	-
Transfer out(*2)		-	-	-	-	-
Ending balance	~~W~~	674,743	548,595	4,296,436	(207,669)	(7,273,754)

(*1) Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the nine-month period ended September 30, 2018 and 2017 are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

		2018
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of September 30
Net gain (loss) on financial assets at fair value through profit or loss	~~W~~	120,735	(44,914)
Net gain (loss) on financial assets designated at fair value through profit or loss		(226,199)	71,041
Net gain on securities at fair value through other comprehensive income		2,574	-
Provision for credit loss allowance		45	-
Other operating expenses		(36,707)	(35,579)
	~~W~~	(139,552)	(9,452)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

- Changes in carrying values of financial instruments classified as Level 3 for the nine-month period ended September 30, 2018 and the year ended December 31, 2017 are as follows (continued):

(*1) Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the nine-month periods ended September 30, 2018 and 2017 are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows (continued):

		2017
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of September 30
Trading income	~~W~~	682,210	378,482
Loss on financial instruments designated at FVTPL		(789,847)	(436,199)
Gain on disposal of available-for-sale financial assets		11,504	891
Impairment losses on financial assets		(10,413)	(10,413)
Other operating expenses		(99,992)	(107,129)
	~~W~~	(206,538)	(174,368)

(*2) Changes in levels for the financial instruments occurred due to the change in the availability of observable market data.  The Group reviews the levels of financial instruments as of the end of the reporting period considering the related events and circumstances in the reporting period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

- Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of September 30, 2018 are as follows:

Type of financial instrument	Valuation technique		Carrying value	Significant inputs
Assets
Financial asset at fair value through profit or loss	DCF(*1), NAV(*2)	~~W~~	27,975,924	Discount rate, Price of underlying assets
Derivative assets	Option model, DCF(*1)		1,661,738	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Securities at fair value through other comprehensive income	DCF(*1), NAV(*2)		27,101,439	Discount rate, growth rate, Price of underlying assets
		~~W~~	56,739,101
Liabilities
Financial liabilities designated at fair value through profit or loss	DCF(*1)	~~W~~	1,737,017	Discount rate
Derivative liabilities	Option model, DCF(*1)		1,872,328	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
		~~W~~	3,609,345

(*1) DCF : Discounted cash flow

(*2) NAV : Net asset value

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

- Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of September 30, 2018 are as follows:

Type of financial instrument	Valuation technique	Type		Carrying value	Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss	DCF, Option model(*1), NAV	Debt securities and Equity securities	~~W~~	6,456,745	The volatility of the underlying asset Correlations Discount rate Growth rate	1.00%~47.73% 0.00% 6.20%~42.00% 0.00%~74.00%
Financial assets designated at fair value through profit or loss	DCF	Debt securities and Equity securities		173,611	The volatility of the underlying asset Correlations	7.68% 0.00%
Derivative assets	Option model(*1)	Equity and foreign exchange related		74,423	The volatility of the underlying asset Correlations	1.96%~42.00% (42.00%)~82.00%
	Option model(*1)	Interest rates related		38,216	The volatility of the underlying asset Regression coefficient Correlations	0.47%~1.00% 0.42%~1.65% 32.93%~90.90%
	Option model(*1)	Credit and commodity related		38,879	The volatility of the underlying asset Correlations	0.00%~103.00% 0.00%~81.00%
				151,518
Securities at fair value through other comprehensive income	DCF, NAV	Debt securities and Equity securities		545,141	Discount rate Growth rate	8.02%~19.31% 0.00%~3.00%
			~~W~~	7,327,015

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

- Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of September 30, 2018 are as follows (continued):

Type of financial instrument	Valuation technique	Type		Carrying value	Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at fair value through profit or loss	Option model(*1)	Equity related	~~W~~	6,941,785	The volatility of the underlying asset Correlations	0.00%~103.00% (42.00%)~91%
Derivative liabilities	Option model(*1)	Equity and foreign exchange related		37,324	The volatility of the underlying asset Correlations	1.96%~42.00% (42.00%)~82.00%
	Option model(*1)	Interest rates related		478,212	The volatility of the underlying asset Regression coefficient Correlations	0.47%~23.00% 0.42%~2.77% 27.79%~91.00%
	Option model(*1)	Credit and commodity related		37,516	The volatility of the underlying asset Correlations	0.00%~103.00% (20.00%)~81.00%
				553,052
			~~W~~	7,494,837

(*1) Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

- Sensitivity analysis for fair value measurements in Level 3

Although the Group believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different measurements of fair value.

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of September 30, 2018 and December 31, 2017.

		2018
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period(*1):
Financial asset at fair value through profit or loss	~~W~~	22,414	(14,777)
Derivative assets		40,864	(40,971)
		63,278	(55,748)
Effects on other comprehensive income for the period:
Securities at fair value through other comprehensive income(*2)		20,975	(12,591)
	~~W~~	84,253	(68,339)
Financial liabilities:
Effects on profit or loss for the period(*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	93,363	(84,824)
Derivative liabilities		47,923	(44,648)
	~~W~~	141,286	(129,472)

		2017
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period(*1):
Trading assets	~~W~~	2,792	(2,742)
Financial assets designated at fair value through profit or loss		1,843	(1,941)
Derivative assets		29,059	(28,077)
		33,694	(32,760)
Effects on other comprehensive income for the period:
Available-for-sale financial assets(*2)		39,460	(25,505)
	~~W~~	73,154	(58,265)
Financial liabilities:
Effects on profit or loss for the period(*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	72,063	(56,754)
Derivative liabilities		32,770	(33,343)
	~~W~~	104,833	(90,097)

(*1) Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset

(-10~10%) or correlations (-10~10%).

(*2) Fair value changes are calculated by increasing or decreasing discount rate (-1~1%) or growth rate (0~1%).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

ii) Financial instruments measured at amortized cost

- The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks

The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument.  For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk.
Held-to-maturity financial assets

The fair value of held-to-maturity financial assets is based on the published price quotations in an active market.  In case there is no observable market price, it is measured by discounting the contractual cash flows at the market interest rate that takes into account the residual risk.

Deposits and borrowings

The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued

Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market.  In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

ii) Financial instruments measured at amortized cost (continued)

- The carrying value and the fair value of financial instruments measured at amortized cost as of September 30, 2018 and December 31, 2017 are as follows:

		2018
		Carrying value	Fair value
Assets:
Loans	~~W~~	292,359,886	293,290,909
Held-to-maturity financial assets		27,025,625	27,599,929
Other financial assets		23,921,608	23,935,917
	~~W~~	343,307,119	344,826,755
Liabilities:
Deposits	~~W~~	260,650,514	260,467,588
Borrowings		28,997,853	29,015,000
Debt securities issued		58,104,380	58,290,930
Other financial liabilities		28,879,724	28,803,870
	~~W~~	376,632,471	376,577,388

		2017
		Carrying value	Fair value
Assets:
Loans	~~W~~	275,565,766	275,988,557
Held-to-maturity financial assets		24,990,680	25,390,335
Other financial assets		12,041,304	12,038,310
	~~W~~	312,597,750	313,417,202
Liabilities:
Deposits	~~W~~	249,419,224	249,333,154
Borrowings		27,586,610	27,596,841
Debt securities issued		51,340,821	51,277,693
Other financial liabilities		20,205,312	20,179,542
	~~W~~	348,551,967	348,387,230

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

- The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of September 30, 2018 and December 31, 2017 are as follows:

		2018
		Level 1	Level 2	Level 3	Total
Assets:
Loans	~~W~~	-	1,784,439	291,506,470	293,290,909
Securities		8,078,002	19,521,927	-	27,599,929
Other financial assets		932,340	17,003,473	6,000,104	23,935,917
	~~W~~	9,010,342	38,309,839	297,506,574	344,826,755
Liabilities:
Deposits	~~W~~	3,067,299	110,155,711	147,244,578	260,467,588
Borrowings		5,746,665	1,252,588	22,015,747	29,015,000
Debt securities issued in won		-	37,869,145	20,421,785	58,290,930
Other financial liabilities		932,412	12,081,234	15,790,224	28,803,870
	~~W~~	9,746,376	161,358,678	205,472,334	376,577,388

		2017
		Level 1	Level 2	Level 3	Total
Assets:
Loans	~~W~~	3,065	845,567	275,139,925	275,988,557
Held-to-maturity financial assets		7,851,134	17,539,201	-	25,390,335
Other financial assets		79,889	6,832,567	5,125,854	12,038,310
	~~W~~	7,934,088	25,217,335	280,265,779	313,417,202
Liabilities:
Deposits	~~W~~	2,922,841	105,939,876	140,470,437	249,333,154
Borrowings		5,958,846	566,718	21,071,277	27,596,841
Debt securities issued in won		-	33,622,407	17,655,286	51,277,693
Other financial liabilities		84,665	5,642,143	14,452,734	20,179,542
	~~W~~	8,966,352	145,771,144	193,649,734	348,387,230

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

(g) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost.  The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(f) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as September 30, 2018 and December 31, 2017 are as follows:

		2018
		FVTPL	FVTPL designated	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	-	19,135,962	-	19,135,962
Due from banks at fair value through profit or loss		801,953	-	-	-	-	801,953
Securities at fair value through profit or loss		39,234,045	-	-	-	-	39,234,045
Loans at fair value through profit or loss		864,036	-	-	-	-	864,036
Financial asset designated at fair value through profit or loss		-	173,611	-	-	-	173,611
Derivatives		1,826,718	-	-	-	41,313	1,868,031
Securities at fair value through other comprehensive income		-	-	38,435,741	-	-	38,435,741
Securities at amortized cost		-	-	-	292,359,886	-	292,359,886
Loans at amortized cost		-	-	-	27,025,625	-	27,025,625
Other		-	-	-	23,921,608	-	23,921,608
	~~W~~	42,726,752	173,611	38,435,741	362,443,081	41,313	443,820,498

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as September 30, 2018 and December 31, 2017 are as follows (continued):

		2018
		FVTPL	FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	260,650,514	-	260,650,514
Financial liabilities at fair value through profit or loss		2,092,113	-	-	-	2,092,113
Financial liabilities designated at FVTPL		-	8,678,802	-	-	8,678,802
Derivatives		1,705,285	-	-	770,912	2,476,197
Borrowings		-	-	28,997,853	-	28,997,853
Debt securities issued		-	-	58,104,380	-	58,104,380
Other		-	-	28,879,724	-	28,879,724
	~~W~~	3,797,398	8,678,802	376,632,471	770,912	389,879,583

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as September 30, 2018 and December 31, 2017 are as follows (continued):

		2017
		Trading assets	FVTPL assets	AFS	HTM	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	~~W~~	-	-	-	-	22,668,598	-	22,668,598
Trading assets		28,464,296	-	-	-	-	-	28,464,296
Financial assets designated at FVTPL		-	3,579,057	-	-	-	-	3,579,057
Derivatives		3,280,775	-	-	-	-	119,403	3,400,178
Loans		-	-	-	-	275,565,766	-	275,565,766
AFS financial assets		-	-	42,116,937	-	-	-	42,116,937
HTM financial assets		-	-	-	24,990,680	-	-	24,990,680
Other		-	-	-	-	12,041,304	-	12,041,304
	~~W~~	31,745,071	3,579,057	42,116,937	24,990,680	310,275,668	119,403	412,826,816

		2017
		Trading liabilities	FVTPL liabilities	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	249,419,224	-	249,419,224
Trading liabilities		1,848,490	-	-	-	1,848,490
Financial liabilities designated at FVTPL		-	8,297,609	-	-	8,297,609
Derivatives		2,804,834	-	-	682,827	3,487,661
Borrowings		-	-	27,586,610	-	27,586,610
Debt securities issued		-	-	51,340,821	-	51,340,821
Other		-	-	20,205,312	-	20,205,312
	~~W~~	4,653,324	8,297,609	348,551,967	682,827	362,185,727

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

5.  Change in subsidiaries

(a) Change in consolidated subsidiaries for the nine-month periods ended September 30, 2018 are as follows:

	Company	Description
Included(2018)	PT Shinhan Asset Management Indonesia	Newly acquired subsidiary
	SHINHAN DS VIETNAM CO,LTD	Newly invested subsidiary

(b) Change in consolidated subsidiaries for the year ended December 31, 2017 are as follows:

	Company	Description
Included(2017)	Shinhan REITs Management	Newly invested subsidiary

Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

6.  Operating segments

(a) Segment information

The general descriptions by operating segments as of September 30, 2018 are as follows:

Segment	Description

Banking

The banking segment offers commercial banking services such as lending to and receiving deposits from corporations and individuals and also includes securities investing and trading and derivatives trading primarily through domestic and overseas bank branches and subsidiaries.

Credit card	The credit card segment primarily consists of the credit card business of Shinhan Card, including its installment finance and automobile leasing businesses.
Securities	Securities segment comprise securities trading, underwriting and brokerage services.
Life insurance	Life insurance segment consists of life insurance services provided by Shinhan Life Insurance.
Others	Leasing, assets management and other businesses

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

6.  Operating segments (continued)

(b) The following tables provide information of income and expense for each operating segment for the nine-month periods ended September 30, 2018 and 2017.

		2018
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	~~W~~	4,219,347	1,178,233	318,387	567,748	66,426	1,887	6,352,028
Net fees and commission income		642,107	315,137	307,039	62,999	149,285	(1,290)	1,475,277
Allowance provided for credit loss on financial assets		(190,207)	(368,295)	(1,148)	(5,829)	(12,372)	(83)	(577,934)
General and administrative expenses		(2,110,399)	(540,863)	(366,747)	(161,458)	(186,369)	63,256	(3,302,580)
Other income (expense), net		(66,061)	78,820	40,776	(286,248)	69,855	(141,456)	(304,314)
Operating income		2,494,787	663,032	298,307	177,212	86,825	(77,686)	3,642,477
Equity method income (loss)		(1,340)	-	18,543	(769)	9,057	15,780	41,271
Income tax expense		642,009	173,305	86,199	49,980	48,213	(5,217)	994,489
Profit (loss) for the period	~~W~~	1,860,118	473,382	230,055	129,177	47,843	(66,004)	2,674,571
Controlling interest	~~W~~	1,859,874	475,003	230,049	129,177	47,843	(98,549)	2,643,397
Non-controlling interests		244	(1,621)	6	-	-	32,545	31,174

		2017
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (loss)	~~W~~	3,733,873	1,118,194	331,546	538,813	45,741	2,578	5,770,745
Net fees and commission income		608,289	277,084	215,703	42,304	133,590	2,288	1,279,258
Impairment losses on financial assets		(272,600)	(166,432)	(3,883)	(829)	(21,289)	6,798	(458,235)
General and administrative expenses		(2,058,672)	(554,096)	(331,786)	(159,820)	(166,073)	46,705	(3,223,742)
Other income (expense), net		29,362	450,322	(28,436)	(287,359)	43,508	(82,239)	125,158
Operating income		2,040,252	1,125,072	183,144	133,109	35,477	(23,870)	3,493,184
Equity method income (loss)		1,747	-	11,589	(743)	7,064	(183)	19,474
Income tax expense (benefit)		466,739	264,838	47,242	30,261	26,902	2,137	838,119
Profit (loss) for the period	~~W~~	1,635,208	861,235	157,225	103,360	17,271	(36,693)	2,737,606
Controlling interest	~~W~~	1,635,046	864,265	157,219	103,360	17,271	(70,770)	2,706,391
Non-controlling interests		162	(3,030)	6	-	-	34,077	31,215

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

6.  Operating segments (continued)

(c) The following tables provide information of net interest income (expense) of each operating segment for the nine-month periods ended September 30, 2018 and 2017.

		2018
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	4,223,989	1,192,664	313,952	567,342	54,081	-	6,352,028
Internal transactions		(4,642)	(14,431)	4,435	406	12,345	1,887	-
	~~W~~	4,219,347	1,178,233	318,387	567,748	66,426	1,887	6,352,028

		2017
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	3,737,516	1,130,487	328,041	538,444	36,257	-	5,770,745
Internal transactions		(3,643)	(12,293)	3,505	369	9,484	2,578	-
	~~W~~	3,733,873	1,118,194	331,546	538,813	45,741	2,578	5,770,745

(d) The following tables provide information of net fees and commission income (expense) of each operating segment for the nine-month periods ended September 30, 2018 and 2017.

		2018
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	652,850	344,287	315,509	68,565	94,066	-	1,475,277
Internal transactions		(10,743)	(29,150)	(8,470)	(5,566)	55,219	(1,290)	-
	~~W~~	642,107	315,137	307,039	62,999	149,285	(1,290)	1,475,277

		2017
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	625,406	297,359	222,007	47,752	86,734	-	1,279,258
Internal transactions		(17,117)	(20,275)	(6,304)	(5,448)	46,856	2,288	-
	~~W~~	608,289	277,084	215,703	42,304	133,590	2,288	1,279,258

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

7.  Restricted due from banks at amortized cost

(a) Restricted due from banks at amortized cost as of September 30, 2018 are as follows:

		2018
Deposits denominated in won:
Reserve deposits	~~W~~	3,415,567
Other		2,390,323
		5,805,890

Deposits denominated in foreign currency		1,262,599
	~~W~~	7,068,489

8.  Restricted due from banks

(a) Restricted due from banks as of December 31, 2017 are as follows:

		2017
Deposits denominated in won:
Reserve deposits	~~W~~	8,689,515
Other		3,628,419
		12,317,934

Deposits denominated in foreign currency		1,117,597
	~~W~~	13,435,531

9.  Financial assets at fair value through profit or loss

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

(a) Financial assets at fair value through profit or loss as of September 30, 2018 are as follows:

		2018
Debt instruments:
Governments	~~W~~	2,656,308
Financial institutions		9,484,605
Corporations		6,355,094
Stocks with put option		372,686
Equity investment with put option		966,595
Beneficiary certificates		8,588,368
Commercial papers		4,511,309
CMA(*1)		2,563,241
Others(*2)		2,252,435
		37,750,641

Equity instruments:
Stocks		1,140,386
Equity investment		2,002
Others		136,488
		1,278,876
		39,029,517
Other:
Loans at fair value		864,036
Due from banks at fair value		801,953
Gold deposits		204,528
	~~W~~	40,900,034

(*1) CMA: Cash management account deposits

(*2) Restricted reserve for claims of customers’ deposits (trusts) as of September 30, 2018 are ~~W~~1,087,691 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

9.  Financial assets at fair value through profit or loss (continued)

(b) Financial assets to which overlay approach were applied in accordance with K-IFRS No. 1109 ‘Financial Instruments’ and K-IFRS No. 1104 ‘Insurance Contracts’ as of September 30, 2018 are as follows.

		2018

Due from banks at fair value through profit or loss	~~W~~	801,953
Securities at fair value through profit or loss		3,041,565
	~~W~~	3,843,518

A financial asset is eligible for designation for the overlay approach, if it is measured at fair value through profit or loss applying K-IFRS 1109 but would not have been measured at fair value through profit or loss in its entirety applying K-IFRS 1039; and it is not held in respect of an activity that is not associated with contracts within the scope of K-IFRS 1104.

The reclassified amounts between profit or loss and other comprehensive income due to the overlay approach as of and for the nine-month period ended September 30, 2018 are as follows:

		Profit or loss		Other comprehensive income
		By K-IFRS 1109	By K-IFRS 1039	Amount	Tax effect
Net gain (loss) on valuation of financial assets at fair value through profit or loss	~~W~~	(90,759)	(128)	(90,631)	24,924
Net gain (loss) on disposal of financial assets at fair value through profit or loss		5,843	7,611	(1,768)	486
	~~W~~	(84,916)	7,483	(92,399)	25,410

10.  Trading assets

Trading assets as of December 31, 2017 are as follows:

		2017
Debt securities:
Governments	~~W~~	3,254,587
Financial institutions		8,014,128
Corporations		5,097,200
Commercial papers		3,625,436
CMA(*)		3,157,475
Others		491,820
		23,640,646
Equity securities:
Stocks		738,666
Beneficiary certificates		3,728,027
Others		167,660
		4,634,353
Other
Gold deposits		189,297
	~~W~~	28,464,296

(*) CMA: Cash management account deposits

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

11.  Financial asset designated at fair value through profit or loss (K-IFRS 1109)

Financial asset designated at fair value through profit or loss as of September 30, 2018 are as follows:

		2018	Reason for designation
Debt instruments	~~W~~	83,198	Accounting mismatch
Equity instruments		90,413	Accounting mismatch
	~~W~~	173,611

Maximum exposure of credit risk of financial asset designated at fair value through profit or loss ~~W~~83,198 million as of September 30, 2018.

12.  Financial asset designated at fair value through profit or loss (K-IFRS 1039)

Financial asset designated at fair value through profit or loss as of December 31, 2017 are as follows:

		2017	Reason for designation
Debt securities	~~W~~	2,110,809	Evaluation and management on a fair value basis, accounting mismatch
Equity securities(*)		1,234,356	Evaluation and management on a fair value basis, accounting mismatch
Others		233,892	Combined instrument
	~~W~~	3,579,057

(*) Restricted reserve for claims of customers’ deposits (trusts) as of December 31, 2017 are ~~W~~958,236 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

13.  Derivatives

(a) The notional amounts of derivatives as of September 30, 2018 and December 31, 2017 are as follows:

		2018	2017
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	152,576,422	100,806,648
Currency swaps		32,496,410	30,269,510
Currency options		1,965,224	1,178,047
		187,038,056	132,254,205
Exchange traded:
Currency futures		748,854	1,179,986
		187,786,910	133,434,191
Interest rates related:
Over the counter:
Interest rate swaps		52,674,383	30,269,249
Interest rate options		390,000	310,000
		53,064,383	30,579,249
Exchange traded:
Interest rate futures		1,637,583	1,545,905
Interest rate swaps(*)		37,060,091	53,625,962
		38,697,674	55,171,867
		91,762,056	85,751,116
Credit related:
Over the counter:
Credit swaps		2,964,081	2,443,609

Equity related:
Over the counter:
Equity swaps and forwards		4,691,238	4,223,096
Equity options		818,142	1,230,635
		5,509,380	5,453,731
Exchange traded:
Equity futures		664,516	526,913
Equity options		2,430,918	3,238,049
		3,095,434	3,764,962
		8,604,814	9,218,693
Commodity related:
Over the counter:
Commodity swaps and forwards		896,483	931,644
Commodity options		4,780	4,880
		901,263	936,524
Exchange traded:
Commodity futures and options		186,496	122,394
		1,087,759	1,058,918

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

13.  Derivatives (continued)

(a) The notional amounts of derivatives as of September 30, 2018 and December 31, 2017 are as follows (continued) :

		2018	2017
Hedge:
Currency forwards	~~W~~	1,310,864	1,227,354
Currency swaps		4,663,806	3,866,015
Interest rate swaps		9,543,976	8,088,422
		15,518,647	13,181,791

	~~W~~	307,724,267	245,088,318

(*) The notional amount of derivatives which is settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

13.  Derivatives (continued)

(b) Fair values of derivative instruments as of September 30, 2018 and December 31, 2017 are as follows:

		2018		2017
		Assets	Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	961,879	969,594	1,895,225	1,636,715
Currency swaps		420,019	376,134	854,892	865,551
Currency options		8,339	13,149	12,023	12,070
		1,390,237	1,358,877	2,762,140	2,514,336
Exchange traded:
Currency futures		-	-	415	553
		1,390,237	1,358,877	2,762,555	2,514,889
Interest rates related:
Over the counter:
Interest rate swaps		256,177	188,260	204,449	208,901
Interest rate options		-	3,057	-	1,893
		256,177	191,317	204,449	210,794
Exchange traded:
Interest rate futures		512	559	1,771	544
		256,689	191,876	206,220	211,338
Credit related:
Over the counter:
Credit swaps		38,516	27,910	63,359	10,617

Equity related:
Over the counter:
Equity swap and forwards		71,098	31,896	112,282	13,502
Equity options		7,801	9,421	91,040	12,177
		78,898	41,317	203,322	25,679
Exchange traded:
Equity futures		363	8,295	72	805
Equity options		50,120	37,864	23,562	18,521
		50,483	46,159	23,634	19,326
		129,381	87,476	226,956	45,005
Commodity related:
Over the counter:
Commodity swaps and forwards		8,080	35,009	15,576	22,593
Commodity options		35	38	72	77
		8,115	35,047	15,648	22,670
Exchange traded:
Commodity futures and options		3,780	4,098	6,037	315
		11,895	39,145	21,685	22,985

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

13.  Derivatives (continued)

(b) Fair values of derivative instruments as of September 30, 2018 and December 31, 2017 are as follows (continued) :

		2018		2017
		Assets	Liabilities	Assets	Liabilities
Hedge:
Currency forwards	~~W~~	8,552	29,738	50,492	1,567
Currency swaps		18,671	103,247	59,399	161,896
Interest rate swaps		14,090	637,927	9,512	519,364
		41,313	770,912	119,403	682,827

	~~W~~	1,868,032	2,476,196	3,400,178	3,487,661

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

13.  Derivatives (continued)

(c) Gain or loss on valuation of derivatives for the nine-month periods ended September 30, 2018 and 2017 were as follows:

		2018		2017
		Three-month period	Nine-month period	Three-month period	Nine-month period
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	57,357	(23,591)	(60,473)	(11,011)
Currency swaps		(60,373)	17,382	53,136	52,016
Currency options		(265)	7,646	5,142	4,917
		(3,281)	1,437	(2,195)	45,922
Exchange traded:
Currency futures		(16)	1,816	214	(291)
		(3,297)	3,253	(1,981)	45,631
Interest rates related:
Over the counter:
Interest rate swaps		26,922	75,429	(15,251)	(14,380)
Interest rate options		756	436	(715)	136
		27,678	75,865	(15,966)	(14,244)
Exchange traded:
Interest rate futures		3,730	1,939	2,175	4,933
		31,408	77,804	(13,791)	(9,311)
Credit related:
Over the counter:
Credit swaps		14,656	(41,985)	(7,440)	(8,248)
Equity related:
Over the counter:
Equity swap and forwards		62,150	(68,017)	123,441	331,487
Equity options		2,395	1,517	4,724	29,686
		64,545	(66,499)	128,165	361,173
Exchange traded:
Equity futures		(9,650)	(8,057)	(30)	1,524
Equity options		43,078	37,561	8,813	11,797
		33,428	29,504	8,783	13,321
		97,973	(36,995)	136,948	374,494
Commodity related:
Over the counter:
Commodity swaps and forwards		27,115	(48,592)	17,776	14,750
Commodity options		9	25	-	-
		27,124	(48,567)	17,776	14,750
Exchange traded:
Commodity futures		832	(318)	(2,270)	1,122
Commodity options		-	-	-	-
		832	(318)	(2,270)	1,122
		27,956	(48,885)	15,506	15,872
Hedge:
Exchange traded:
Currency forwards		17,569	(24,480)	(36,849)	16,099
Currency swaps		(1,762)	56,307	17,279	(115,355)
Interest rate swaps		(67,101)	(122,298)	(84,080)	(93,583)
		(51,294)	(90,471)	(103,650)	(192,839)
	~~W~~	117,402	(137,279)	25,592	225,599

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

13.  Derivatives (continued)

(d) Nominal values and average hedge ratio for derivatives as of September 30, 2018 are as follows:

	2018
	Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	150,000	784,311	121,269	1,252,857	664,651	6,570,888	9,543,976
Average hedge ratio:	100%	100%	100%	100%	100%	100%	100%
Exchange risk:
Nominal values:	3,099,936	1,943,221	1,002,559	898,861	81,437	-	7,026,014
Average hedge ratio:	100%	100%	100%	100%	100%	-	100%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

14.  Securities at fair value through other comprehensive income and securities at amortized cost

(a) Securities at fair value through other comprehensive income and securities at amortized cost as of September 30, 2018 are as follows:

		2018
Securities at fair value through other comprehensive income
Debt instruments:
Governments	~~W~~	9,252,878
Financial institutions		17,503,239
Corporations and others		11,025,903
		37,782,020
Equity instruments(*):
Stocks		647,961
Equity investments		5,760
		653,721
		38,435,741
Securities at amortized cost
Debt instruments:
Governments		16,969,035
Financial institutions		1,975,555
Corporations and others		8,081,035
		27,025,625
	~~W~~	65,461,366

(*) The equity securities were designated as measured at fair value through other comprehensive income for the strategic purpose of holding the securities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

14.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of securities at fair value through other comprehensive income and securities at amortized cost for the nine-month period ended September 30, 2018 are as follows:

		Securities at fair value through other comprehensive income			Securities at amortized cost
		12 month expected credit loss	Life time expected credit loss	Total	12 month expected credit loss	Life time expected credit loss	Total

Beginning balance	~~W~~	36,641,928	15,879	36,657,807	24,403,423	21,444	24,424,867
Transfer to 12 month expected credit loss		-	-	-	-	-	-
Transfer to life time expected credit loss		(81,913)	81,931	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Acquisition		22,849,370	-	22,849,370	3,958,838	-	3,958,838
Disposal		(7,063,316)	(26,693)	(7,090,009)	-	-	-
Repayment		(15,174,322)	-	(15,174,322)	(1,520,593)	(3)	(1,520,596)
Others(*)		423,777	115,397	539,174	165,262	805	166,067
Ending balance	~~W~~	37,595,506	186,514	37,782,020	27,006,930	22,246	27,029,176

(*) Included restructuring, debt equity swaps and foreign exchange movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

14.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of securities at fair value through other comprehensive income and securities at amortized cost for the nine-month period ended September 30, 2018 are as follows:

		Securities at fair value through other comprehensive income			Securities at amortized cost
		12 month expected credit loss	Life time expected credit loss	Total	12 month expected credit loss	Life time expected credit loss	Total

Beginning allowance	~~W~~	17,038	1,938	18,976	6,327	2,232	8,559
Transfer to 12 month expected credit loss		-	-	-	-	-	-
Transfer to life time expected credit loss		(722)	722	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Provided (reversed)		2,218	(2,020)	198	(3,216)	-	(3,216)
Disposal		(4,837)	(161)	(4,998)	-	-	-
Others(*)		-	-	-	433	(2,225)	(1,792)
Ending balance	~~W~~	13,697	479	14,176	3,544	7	3,551

(*) Included restructuring, debt equity swaps and foreign exchange movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

14.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d) Gain or loss on disposal of securities at fair value through other comprehensive income and securities at amortized cost for the three-month and nine-month periods ended September 30, 2018 are as follows:

		2018
		Three-month period	Nine-month period
Other comprehensive income:
Gain on disposal of securities at fair value	~~W~~	8,031	21,454
Loss on disposal of securities at fair value		(1,987)	(5,076)

Loss on disposal of securities at amortized cost(*)		(2)	(8)
	~~W~~	6,042	16,370

(*) The disposal of securities at amortized cost was due to the exercise of the redemption option of the issuer.

(e) Income or loss on equity securities at fair value through other comprehensive income.

As of September 30, 2018, the Group recognizes dividends amounting to ~~W~~16,288 million related to equity securities at fair value through other comprehensive income.

In addition, the disposition of equity securities at fair value through other comprehensive income is as follows :

		2018

Fair value at the date of disposal	~~W~~	2,745
Cumulative net profit at the time of disposal		(3,817)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

15.  Available-for-sale financial assets and held-to-maturity financial assets

(a) Available-for-sale financial assets and held-to-maturity financial assets as of December 31, 2017 are as follows:

		2017
Available-for-sale financial assets:
Debt securities:
Government bonds	~~W~~	7,570,104
Financial institution bonds		17,649,694
Corporate bonds and others		11,966,754
		37,186,552
Equity securities(*):
Stocks		1,026,666
Equity investments		749,818
Beneficiary certificates		3,126,851
Others		27,050
		4,930,385
		42,116,937
Held-to-maturity financial assets:
Debt securities:
Government bonds		15,164,133
Financial institutions bonds		2,708,148
Corporate bonds		7,118,399
		24,990,680
	~~W~~	67,107,617

(*) Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at cost were ~~W~~126,220 million as of December 31, 2017.

(b) Gain or loss on sale of available-for-sale financial assets for the three-month and nine-month periods ended September 30, 2017 are as follows:

		2017
		Three-month period	Nine-month period
Gain on sale of available-for-sale financial assets	~~W~~	92,738	360,572
Loss on sale of available-for-sale financial assets		(5,177)	(22,080)
	~~W~~	87,561	338,492

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

16.  Loans at amortized cost

(a) Loans at amortized cost as of September 30, 2018 are as follows:

		2018
Household loans	~~W~~	117,402,084
Corporate loans		149,507,979
Public and other		2,605,074
Loans to banks		3,157,927
Card receivables		22,017,052
		294,690,116
Discount		(25,510)
Deferred loan origination costs or fees		479,701
		295,144,307
Allowance for credit losses		(2,784,421)

	~~W~~	292,359,886

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

16.  Loans at amortized cost (continued)

(b) Changes in loans at amortized cost and other assets for the nine month period ended September 30, 2018 are as follows:

		Loans at amortized cost			Other assets (*1)			Total
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	245,307,629	30,033,799	1,784,601	31,451,577	604,164	23,243	309,205,013
Transfer to 12 month expected credit loss		7,761,941	(7,757,466)	(4,475)	17,071	(17,067)	(4)	-
Transfer to life time expected credit loss		(20,754,604)	20,817,909	(63,305)	(59,576)	59,587	(11)	-
Transfer to impaired financial asset		(1,572,490)	(151,616)	1,724,106	(21,038)	(399)	21,437	-
Origination		107,897,805	396,379	182,139	26,006,132	21,654	15,561	134,519,670
Collection		(79,642,791)	(9,164,200)	(873,596)	(16,897,339)	(394,061)	(4,083)	(106,976,070)
Charge off(*3)		-	-	(626,181)	-	-	(14,834)	(641,015)
Disposal		(159,250)	(12,131)	(396,370)	-	(495)	(13,083)	(581,329)
Others (*2)		507,503	(67,663)	(23,366)	38,547	9,006	-	464,027
Ending balance	~~W~~	259,345,743	34,095,011	1,703,553	40,535,374	282,389	28,226	335,990,296

(*1) Included allowance for due from banks and other assets

(*2) Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate change, etc.

(*3) Uncollected loans’ principals and interests which have been charged off but being managed to be collected amounted to ~~W~~ 9,492,914 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

16.  Loans at amortized cost (continued)

(c) Changes in allowances for credit loss of loans at amortized cost and other assets for the nine month period ended September 30, 2018 are as follows:

		Loans at amortized cost			Other assets (*1)			Total
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	730,597	1,088,275	1,053,114	38,968	7,746	20,166	2,938,866
Transfer to 12 month expected credit loss		122,085	(121,107)	(978)	464	(461)	(3)	-
Transfer to life time expected credit loss		(72,438)	113,284	(40,846)	(635)	645	(10)	-
Transfer to impaired financial asset		(2,342)	(31,382)	33,724	(81)	(2,162)	2,243	-
Provided (reversed)		51,780	154,796	350,602	(792)	2,943	18,075	577,404
Charge off		-	-	(626,181)	-	-	(14,834)	(641,015)
Discount		-	-	(15,613)	-	-	-	(15,517)
Disposal		-	(306)	(39,340)	-	(7)	(2,736)	(42,389)
Collection		-	-	217,092	-	-	934	218,026
Others (*2)		(45,832)	(143,277)	8,714	3,011	103	(63)	(177,440)
Ending balance	~~W~~	783,850	1,060,283	940,288	40,935	8,807	23,772	2,857,935

(*1) Included allowance for due from banks and other assets

(*2) Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate change, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

17.  Loans

(a) Loans as of December 31, 2017 are as follows:

		2017
Household loans	~~W~~	111,590,777
Corporate loans		139,989,642
Public and other		2,297,631
Loans to banks		2,969,784
Card receivables		20,640,857
		277,488,691
Discount		(44,936)
Deferred loan origination costs and fees		432,615
		277,876,370
Allowance for credit losses		(2,310,604)

	~~W~~	275,565,766

(b) Changes in the allowance for credit losses for the year ended December 31, 2017 are as follows:

		2017
		Loans	Other(*2)	Total

Beginning balance	~~W~~	2,360,795	66,896	2,427,691
Provision for (reversal of) allowance		800,928	15,672	816,600
Write-offs		(973,943)	(20,063)	(994,006)
Effect of discounting(*1)		(23,316)	-	(23,316)
Disposal		(63,091)	16	(63,075)
Recoveries		311,042	1,591	312,633
Others(*3)		(101,811)	(379)	(102,190)
Ending balance	~~W~~	2,310,604	63,733	2,374,337

(*1) Interest income from impaired financial assets

(*2) Included allowance for due from banks and other assets

(*3) Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

18.  Investments in associates

(a) Investments in associates as of September 30, 2018 and December 31, 2017 are as follows:

Investees	Country	Reporting date	Ownership (%)
			2018	2017
BNP Paribas Cardif Life Insurance(*1)(*3)	Korea	June 30	14.99	14.99
Daewontos Co., Ltd.(*1)(*4)	〃	December 31	36.33	36.33
Neoplux Technology Valuation Investment Fund(*1)	〃	June 30	33.33	33.33
JAEYOUNG SOLUTEC CO., LTD.(*7)	〃	-	-	9.61
Partners 4th Growth Investment Fund(*1)	〃	June 30	25.00	25.00
KTB Newlake Global Healthcare PEF(*1)	〃	〃	30.00	30.00
JAEYANG INDUSTRY(*1)(*4)	〃	March 31	25.90	25.90
Chungyoung INC(*1)(*4)(*8)	〃	December 31	18.94	18.94
DAEKWANG SEMICONDUCTOR CO., LTD.(*1)(*4)	〃	June 30	20.94	20.94
LB Technology Fund 1(*1)(*8)	〃	〃	18.52	18.52
Shinhan-Albatross Tech Investment Fund	〃	September 30	50.00	50.00
Asia Pacific No.39 Ship Investment Co., Ltd.(*7)	〃	-	-	50.00
KCLAVIS Meister Fund No.17	〃	September 30	26.09	26.09
SG No.9 Corporate Recovery Private Equity Fund	〃	〃	26.49	26.49
Plutus-SG Private Equity Fund	〃	〃	26.67	26.67
SG ARGES Private Equity Fund No.1	〃	〃	24.06	24.06
OST Progress- 2 Fund(*7)	〃	-	-	27.62
Eum Private Equity Fund No.3	〃	September 30	20.76	20.76
Richmond Private Yong in Retail Facility Real Estate Fund No.1(*7)	〃	〃	-	41.80
KTB Confidence Private Placement	〃	〃	30.29	30.29
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund	〃	〃	23.89	23.89
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund	〃	〃	20.16	20.16
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18(*7)	〃	-	-	22.86
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4	〃	September 30	20.00	20.00
Platform Partners Brick Save Private Investment Trust(*6)	〃	〃	98.77	98.77
Synergy-Shinhan Mezzanine New Technology Investment Fund	〃	〃	47.62	47.62
The Asia Pacific Capital Fund II L.P.	Cayman Islands	〃	25.18	25.18
Shinhan Praxis K-Growth Global Private Equity Fund(*5)	Korea	〃	18.87	18.87
Credian Healthcare Private Equity Fund II	〃	〃	34.07	34.07
Kiwoom Milestone Professional Private Real Estate Trust 19	〃	〃	50.00	50.00
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3	〃	〃	21.28	21.28
Brain Professional Private Trust No.4	〃	〃	27.50	27.49
Hanhwa US Equity Strategy Private Real Estate Fund No.1	〃	〃	44.84	44.84
Brain KS Qualified Privately Placed Fund No.6	〃	〃	50.00	50.00

18.  Investments in associates (continued)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

(a) Investments in associates as of September 30, 2018 and December 31, 2017 are as follows (continued) :

Investees	Country	Reporting date	Ownership (%)
			2018	2017
M360 CRE Income Fund(*1)	U.S.A	August 31	23.55	57.87
Shinhan Global Healthcare Fund 1(*5)	Korea	September 30	4.41	4.41
JB Power TL Investment Type Private Placement Special Asset Fund 7	〃	〃	33.33	33.33
IBK AONE convertable 1	〃	〃	47.25	47.25
Rico Synergy Collabo Multi-Mezzanine 3(*9)	〃	〃	50.03	50.00
KB NA Hickory Private Speical Asset Fund	〃	〃	37.50	37.50
GB Professional Private Investment Trust 6(*6)	〃	〃	94.51	94.51
Koramco Europe Core Private Placement Real Estate Fund No.2-2	〃	〃	44.02	48.49
SHBNPP Private Korea Equity Long-Short Professional Feeder	〃	〃	21.52	9.85
Shinhan-Stonebridge Petro PEF(*5)	〃	〃	1.82	1.82
BNP Paribas Cardif General Insurance(*1)(*2)	〃	June 30	10.00	10.00
Axis Global Growth New Technology Investment Association	〃	September 30	31.85	31.85
Polaris No7 Start up and Venture Private Equity Fund	〃	〃	28.57	28.57
Hermes Private Investment Equity Fund	〃	〃	29.17	29.17
Shinhan-Neoplux Energy Newbiz Fund(*1)			23.33	23.33
Shinhan AIM FoF Fund 1a	〃	〃	24.99	-
Daishin Heim Qualified Investor Private Investment Trust No.1808	〃	〃	34.48	-
Heungkuk High Class Professional Trust Private Fund 37	〃	〃	50.00	-
IGIS Global Credit Fund 150-1	〃	〃	25.00	-
IRIS CCRS/IRL 1st Trust(*6)	〃	〃	99.26	-
GX SHINHAN INTERVEST 1st Private Equity Fund(*5)	〃	〃	25.27	-
Soo Commerce Platform Growth Fund	〃	〃	24.62	-
Partner One Value up I Private Equity Fund	〃	〃	27.91	-
Genesis No.1 Private Equity Fund(*1)	〃	June 30	22.80	-
GMB ICT New Technology Investment Fund	〃	September 30	26.75	-
Soo Delivery Platform Growth Fund		〃	30.00	-
Genesis North America Power Company No.1 PEF		〃	39.92	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

18.  Investments in associates (continued)

(a) Investments in associates as of September 30, 2018 and December 31, 2017 are as follows (continued) :

(*1) The latest financial statements were used for the equity method since the financial statements as of September 30, 2018 were not available. Significant trades and events occurred within the period were properly reflected.

(*2) The Group applies the equity method accounting as the Group has significant influence on the financial and operating policies of the investee through the ability to elect investees’ board members and representation in decision making bodies of the investee.

(*3) The Group has a significant influence on the investees through important business transactions.

(*4) In 2018, the shares of the investees were acquired by debt-equity swap.  The Group reclassified available-for-sale financial assets to investments in associates as the reorganization procedures were completed and now the Group can normally exercise its voting rights to the investees.

(*5) As a managing partner, the Group has a significant influence over the investees.

(*6) As a limited partner, the Group does not have an ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.

(*7) The associates were disposed or reclassified.

(*8) Although the ownership interests were less than 20%, the Group has a significant influence.

(*9) Although the ownership interests in Rico Synergy Collabo Multi-Mezzanine 3 were more than 50%, the Group applies the equity method accounting as the Group does not have an ability to participate in the financial and operating policy-making process.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

18.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2018 and for the year ended December 31, 2017 were as follows:

		2018
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	52,616	(2,043)	837	(2,950)	-	48,460
Daewontos Co., Ltd.(*)		-	-	-	-	-	-
Neoplux Technology Valuation Investment Fund		13,470	4,000	(148)	(656)	-	16,666
JAEYOUNG SOLUTEC CO., LTD.		3,849	(2,865)	(836)	(148)	-	-
Partners 4th Growth Investment Fund		13,390	3,622	81	-	-	17,093
JAEYANG INDUSTRY(*)		-	-	-	-	-	-
Chungyoung INC(*)		-	-	-	-	-	-
KTB Newlake Global Healthcare PEF		2,653	5,400	(201)	-	-	7,852
DAEKWANG SEMICONDUCTOR CO., LTD.		3,824	-	(529)	-	-	3,295
LB Technology Fund 1		1,000	2,160	(123)	-	-	3,037
Shinhan-Neoplux Energy Newbiz Fund		1,400	2,800	(153)	-	-	4,047
Shinhan-Albatross Tech Investment Fund		2,672	3,000	(235)	-	-	5,437
Asia Pacific No.39 Ship Investment Co., Ltd.		4,682	(4,803)	121	-	-	-
KCLAVIS Meister Fund No.17		3,039	-	72	-	-	3,111
SG No.9 Corporate Recovery Private Equity Fund		3,963	(2,397)	344	-	-	1,910
Plutus-SG Private Equity Fund		4,251	(66)	76	-	-	4,261
SG ARGES Private Equity Fund No.1		6,422	(2,295)	225	-	-	4,352
OST Progress- 2 Fund		4,895	(4,895)	-	-	-	-
Eum Private Equity Fund No.3		4,925	(268)	251	-	-	4,908
Richmond Private Yong in Retail Facility Real Estate Fund No.1		8,101	(10,286)	2,185	-	-	-
KTB Confidence Private Placement		6,403	(214)	285	(1,099)	-	5,375
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		6,757	(1,145)	172	-	-	5,784
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		8,387	(240)	288	-	-	8,435
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18		6,012	(6,035)	23	-	-	-
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		1,638	2,754	470	-	-	4,862
Platform Partners Brick Save Private Investment Trust		8,069	(363)	367	-	-	8,073
Synergy-Shinhan Mezzanine New Technology Investment Fund		4,999	5,000	(90)	-	-	9,909
The Asia Pacific Capital Fund II L.P.		7,307	-	(544)	264	-	7,027

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

18.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2018 and for the year ended December 31, 2017 were as follows (continued):

		2018
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Shinhan Praxis K-Growth Global Private Equity Fund	~~W~~	18,954	(7,129)	5,789	-	-	17,614
Credian Healthcare Private Equity Fund II		3,813	-	660	-	-	4,473
Kiwoom Milestone Professional Private Real Estate Trust 19		10,408	(144)	124	-	-	10,388
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		20,460	(643)	2,116	-	-	21,933
Brain Professional Private Trust No.4		5,847	-	619	-	-	6,466
Hanhwa US Equity Strategy Private Real Estate Fund No.1		25,479	(2,000)	(751)	-	-	22,728
Brain KS Qualified Privately Placed Fund No.6		4,805	-	261	-	-	5,066
M360 CRE Income Fund		153,905	(92,603)	6,184	11,247	-	78,733
Shinhan Global Healthcare Fund 1		3,407	-	(122)	-	-	3,285
JB Power TL Investment Type Private Placement Special Asset Fund 7		18,690	(1,642)	657	-	-	17,705
IBK AONE convertable 1		5,122	-	472	-	-	5,594
Rico synergy collabo Multi-Mezzanine 3		5,026	-	666	-	-	5,692
KB NA Hickory Private Speical Asset Fund		34,091	(1,269)	1,266	-	-	34,088
GB Professional Private Investment Trust 6		8,600	-	(9)	-	-	8,591
Koramco Europe Core Private Placement Real Estate Fund No.2-2		20,760	(2,357)	515	-	-	18,918
SHBNPP Private Korea Equity Long-Short Professional Feeder		4,861	9,412	162	-	-	14,435
Shinhan-Stonebridge Petro PEF		19,201	(1,133)	3,860	-	-	21,928
BNP Paribas Cardif General Insurance		4,429	-	(769)	13	-	3,673
Axis Global Growth New Technology Investment Association		4,953	-	(58)	-	-	4,895
Polaris No7 Start up and Venture Private Equity Fund		4,359	-	(12)	-	-	4,347
Hermes Private Investment Equity Fund		17,497	(5,158)	8,159	-	-	20,498
Shinhan AIM FoF Fund 1a		-	3,172	440	-	-	3,612
Daishin Heim Qualified Investor Private Investment Trust No.1808		-	9,916	213	-	-	10,129
Heungkuk High Class Professional Trust Private Fund 37		-	9,178	163	-	-	9,341
IGIS Global Credit Fund 150-1		-	4,818	158	-	-	4,976
IRIS CCRS/IRL 1st Trust		-	7,728	114	-	-	7,842
GX SHINHAN INTERVEST 1st Private Equity Fund		-	34,900	5,270	-	-	40,170

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

18.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2018 and for the year ended December 31, 2017 were as follows (continued):

		2018
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Soo Commerce Platform Growth Fund		-	6,500	(90)	-	-	6,410
Partner One Value up I Private Equity Fund		-	12,000	(57)	-	-	11,943
Genesis No.1 Private Equity Fund		-	45,971	(218)	-	-	45,753
GMB ICT New Technology Investment Fund		-	8,000	(46)	-	-	7,954
Soo Delivery Platform Growth Fund			9,000	-	-	-	9,000
Genesis North America Power Company No.1 PEF			21,592	(32)	-	-	21,560
Others		51,903	25,330	2,629	(24)	-	79,838
	~~W~~	631,294	84,260	41,271	6,647	-	763,472

(*) The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

18.  Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended September 30, 2018 and for the year ended December 31, 2017 were as follows (continued):

		2017
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	60,213	(255)	3,682	(11,024)	-	52,616
Aju Capital Co., Ltd.		40,836	(42,022)	438	748	-	-
Daewontos Co., Ltd.(*2)		-	-	-	-	-	-
Neoplux Technology Valuation Investment Fund		7,526	3,890	1,564	490	-	13,470
JAEYOUNG SOLUTEC CO., LTD.(*1)		5,736	-	(2,009)	122	-	3,849
Partners 4th Growth Investment Fund		4,555	9,220	(385)	-	-	13,390
JAEYANG INDUSTRY(*2)		-	-	-	-	-	-
Chungyoung INC(*2)		-	-	-	-	-	-
DAEKWANG SEMICONDUCTOR CO., LTD.		4,776	-	(952)	-	-	3,824
Dream High Fund Ⅲ		3,144	-	(109)	(830)	-	2,205
Asia Pacific No.39 Ship Investment Co., Ltd.		5,176	(802)	300	8	-	4,682
KCLAVIS Meister Fund No.17		2,989	-	50	-	-	3,039
SG No.9 Corporate Recovery Private Equity Fund		3,982	(192)	173	-	-	3,963
Plutus-SG Private Equity Fund		4,299	(132)	84	-	-	4,251
SG ARGES Private Equity Fund No.1		8,976	(2,754)	200	-	-	6,422
OST Progress- 2 Fund		1,460	3,500	(65)	-	-	4,895
Eum Private Equity Fund No.3		5,933	(1,362)	354	-	-	4,925
Richmond Private Yong in Retail Facility Real Estate Fund No.1		-	7,223	878	-	-	8,101
KTB Confidence Private Placement		-	4,927	377	1,099	-	6,403
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		-	6,504	457	(204)	-	6,757
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		-	8,012	628	(253)	-	8,387
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18		-	5,867	145	-	-	6,012
Platform Partners Brick Save Private Investment Trust		-	7,877	192	-	-	8,069
Synergy-Shinhan Mezzanine New Technology Investment Fund		-	5,000	(1)	-	-	4,999
The Asia Pacific Capital Fund II L.P.		11,579	454	(901)	(3,825)	-	7,307
Shinhan Praxis K-Growth Global Private Equity Fund		13,533	6,415	(1,590)	596	-	18,954
Credian Healthcare Private Equity Fund II		4,087	-	7	(281)	-	3,813
Kiwoom Milestone Professional Private Real Estate Trust 19		10,761	(222)	(131)	-	-	10,408

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

18.  Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended September 30, 2018 and for the year ended December 31, 2017 were as follows (continued):

		2017
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3	~~W~~	21,237	(841)	641	(577)	-	20,460
Brain Professional Private Trust No.4		5,316	-	529	2	-	5,847
Hanhwa US Equity Strategy Private Real Estate Fund No.1		25,764	(1,859)	1,591	(17)	-	25,479
Brain KS Qualified Privately Placed Fund No.6		4,896	-	(78)	(13)	-	4,805
M360 CRE Income Fund		23,167	132,768	9,270	(11,300)	-	153,905
Shinhan Global Healthcare Fund 1		-	3,440	(33)	-	-	3,407
JB Power TL Investment Type Private Placement Special Asset Fund 7		-	18,268	422	-	-	18,690
IBK AONE convertable 1		-	5,000	122	-	-	5,122
Rico synergy collabo Multi-Mezzanine 3		-	5,001	25	-	-	5,026
KB NA Hickory Private Speical Asset Fund		-	33,362	729	-	-	34,091
GB PROFESSIONAL PRIVATE INVESTMENT TRUST 6		-	8,600	-	-	-	8,600
Koramco Europe Core Private Real Estate Trust No.2-2		-	21,408	(648)	-	-	20,760
SHBNPP Private Korea Equity Long-Short Professional Feeder		14,180	(9,972)	653	-	-	4,861
SHBNPP Private Multi Strategy Professional Feeder No.1		5,014	(5,049)	35	-	-	-
Shinhan-Stonebridge Petro PEF		18,487	-	714	-	-	19,201
BNP Paribas Cardif General Insurance		2,584	2,750	(910)	5	-	4,429
Axis Global Growth New Technology Investment Association		-	5,000	(47)	-	-	4,953
Polaris No.7 Entrepreneur Private Equity Fund		-	4,400	(41)	-	-	4,359
Hermes Private Investment Equity Fund		-	17,500	(3)	-	-	17,497
Others		33,394	21,820	4,036	(45)	(144)	59,061
	~~W~~	353,600	282,744	20,393	(25,299)	(144)	631,294

(*1) The market value of the investment is ~~W~~6,826 million as of December 31, 2017 based on the quoted market price.

(*2) The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

18.  Investments in associates (continued)

(c) Condensed statement of financial information as of and for the nine-month period ended September 30, 2018 and as of and for the year ended December 31, 2017 were as follows:

		2018
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	3,975,653	3,651,540	44,108	5,522	(19,665)	(14,143)
Daewontos Co., Ltd.		400	2,492	-	-	-	-
Neoplux Technology Valuation Investment Fund		50,529	531	389	(442)	(1,969)	(2,411)
Partners 4th Growth Investment Fund		69,033	661	1,901	847	-	847
JAEYANG INDUSTRY		2,146	4,717	-	-	-	-
Chungyoung INC		1,304	6,605	4,173	(196)	-	(196)
KTB Newlake Global Healthcare PEF		25,867	260	68	(671)	-	(671)
DAEKWANG SEMICONDUCTOR CO., LTD.		25,367	9,630	13,357	(2,526)	-	(2,526)
LB Technology Fund 1		16,702	305	4	(666)	-	(666)
Shinhan-Neoplux Energy Newbiz Fund		17,659	315	12	(656)	-	(656)
Shinhan-Albatross Tech Investment Fund		11,023	180	44	(503)	-	(503)
KCLAVIS Meister Fund No.17		12,143	214	451	278	-	278
SG No.9 Corporate Recovery Private Equity Fund		7,370	162	-	1,845	-	1,845
Plutus-SG Private Equity Fund		16,046	69	494	285	-	285
SG ARGES Private Equity Fund No.1		18,132	47	-	935	-	935
Eum Private Equity Fund No.3		23,641	3	1,618	1,311	-	1,311
KTB Confidence Private Placement		38,850	21,105	1,189	941	(3,629)	(2,688)
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		24,212	1	2,057	719	-	719
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		41,839	2	3,312	1,430	-	1,430
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		24,330	14	3,219	2,352	-	2,352
Platform Partners brick save Private Investment trust		8,370	196	405	371	-	371
Synergy-Shinhan Mezzanine New Technology Investment Fund		20,881	72	3	(188)	-	(188)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

18. Investments in associates (continued)

(c) Condensed statement of financial information as of and for the nine-month period ended September 30, 2018 and as of and for the year ended December 31, 2017 were as follows (continued):

		2018
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
The Asia Pacific Capital Fund II L.P.	~~W~~	27,979	77	-	(2,160)	-	(2,160)
Shinhan Praxis K-Growth Global Private Equity Fund		93,710	365	35,356	32,137	-	32,137
Credian Healthcare Private Equity Fund II		13,175	50	2,082	1,936	-	1,936
Kiwoom Milestone Professional Private Real Estate Trust 19		57,686	36,909	2,568	249	-	249
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		103,269	210	14,651	9,943	-	9,943
Brain Professional Private Trust No.4		23,574	59	3,491	2,251	-	2,251
Hanhwa US Equity Strategy Private Real Estate Fund No.1		52,661	1,977	2,202	(1,676)	-	(1,676)
Brain KS Qualified Privately Placed Fund No.6		10,156	30	821	515	-	515
M360 CRE Income Fund		336,899	2,597	19,366	18,764	-	18,764
Shinhan Global Healthcare Fund 1		74,404	-	4	(2,763)	-	(2,763)
JB Power TL Investment Type Private Placement Special Asset Fund 7		53,167	50	7,952	1,970	-	1,970
IBK AONE Convertable 1		12,015	176	1,218	999	-	999
Rico Synergy Collabo Multi-Mezzanine 3		11,385	7	1,423	1,332	-	1,332
KB NA Hickory Private Special Asset Fund		90,967	67	7,036	3,375	-	3,375
GB Professional Private Investment Trust 6		9,102	11	1	(10)	-	(10)
Koramco Europe Core Private Placement Real Estate Fund No.2-2		45,125	2,149	4,288	1,565	-	1,565
SHBNPP Private Korea Equity Long-Short Professional Feeder		81,407	14,344	13,545	1,054	-	1,054
Shinhan-Stonebridge Petro PEF		1,204,101	823	214,303	211,816	-	211,816
BNP Paribas Cardif General Insurance		52,798	16,062	8,047	(7,685)	127	(7,558)
Axis Global Growth New Technology Investment Association		15,428	58	1	(183)	-	(183)
Polaris No7 Start up and Venture Private Equity Fund		15,215	1	-	(44)	-	(44)
Hermes Private Investment Equity Fund		70,285	6	28,661	28,030	-	28,030
Shinhan AIM FoF Fund 1a		14,462	10	3,359	1,760	-	1,760
Daishin Heim Qualified Investor Private Investment Trust No.1808		29,787	415	649	616	-	616
Heungkuk High Class Professional Trust Private Fund 37		20,328	1,646	339	325	-	325

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

18.  Investments in associates (continued)

(c) Condensed statement of financial information as of and for the nine-month period ended September 30, 2018 and as of and for the year ended December 31, 2017 were as follows (continued):

		2018
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
IGIS Global Credit Fund 150-1	~~W~~	20,707	790	1,803	632	-	632
IRIS CCRS/IRL 1st Trust		7,901	1	116	115	-	115
GX SHINHAN INTERVEST 1st Private Equity Fund		158,952	-	21,665	20,852	-	20,852
Soo Commerce Platform Growth Fund		26,171	132	-	(361)	-	(361)
Partner One Value up I Private Equity Fund		42,951	158	186	(206)	-	(206)
Genesis No.1 Private Equity Fund		201,103	425	-	(501)	-	(501)
GMB ICT New Technology Investment Fund		29,807	75	2	(168)	-	(168)
Soo Delivery Platform Growth Fund		30,000	-	-	-	-	-
Genesis North America Power Company No.1 PEF		54,093	81	-	(81)	-	(81)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

18.  Investments in associates (continued)

(c) Condensed statement of financial information as of and for the nine-month period ended September 30, 2018 and as of and for the year ended December 31, 2017 were as follows (continued):

		2017
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	4,133,674	3,781,688	78,010	24,230	(73,495)	(49,265)
Daewontos Co., Ltd.		400	2,492	-	-	-	-
Neoplux Technology Valuation Investment Fund		40,692	283	5,895	4,691	1,471	6,162
JAEYOUNG SOLUTEC CO., LTD.		157,009	137,916	142,228	(22,756)	2,764	(19,992)
Partners 4th Growth Investment Fund		53,944	383	137	(1,540)	-	(1,540)
JAEYANG INDUSTRY		2,146	4,717	-	-	-	-
Chungyoung INC		3,292	8,392	5,568	(693)	-	(693)
DAEKWANG SEMICONDUCTOR CO., LTD.		29,069	10,806	13,929	(4,549)	-	(4,549)
Dream High Fund Ⅲ		4,076	34	27	(200)	(1,522)	(1,722)
Asia Pacific No.39 Ship Investment Co., Ltd.		9,389	27	666	616	32	648
KCLAVIS Meister Fund No.17		11,694	42	425	194	-	194
SG No.9 Corporate Recovery Private Equity Fund		15,035	76	(157)	652	-	652
Plutus-SG Private Equity Fund		16,009	69	317	316	-	316
SG ARGES Private Equity Fund No.1		26,758	69	(351)	832	-	832
OST Progress- 2 Fund		17,829	107	(234)	(234)	-	(234)
Eum Private Equity Fund No.3		23,725	5	1,614	1,649	-	1,649
Richmond Private Yong in Retail Facility Real Estate Fund No.1		48,006	28,624	2,265	2,100	-	2,100
KTB Confidence Private Placement		42,230	21,090	1,604	1,242	3,629	4,871
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		28,286	1	1,914	1,913	(856)	1,057
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		41,599	1	3,117	3,116	(1,257)	1,859
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18		26,316	14	648	634	-	634
Platform Partners Brick Save Private Investment Trust		8,441	271	207	194	-	194
Synergy-Shinhan Mezzanine New Technology Investment Fund		10,500	3	-	(3)	-	(3)
The Asia Pacific Capital Fund II L.P.		29,103	88	-	(3,582)	(10,269)	(13,851)
Shinhan Praxis K-Growth Global Private Equity Fund		100,805	353	7,273	(8,428)	3,156	(5,272)
Credian Healthcare Private Equity Fund II		11,236	47	211	19	(823)	(804)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

18.  Investments in associates (continued)

(c) Condensed statement of financial information as of and for the nine-month period ended September 30, 2018 and as of and for the year ended December 31, 2017 were as follows (continued):

		2017
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehn-sive income (loss)
Kiwoom Milestone Professional Private Real Estate Trust 19	~~W~~	57,405	36,589	2,742	(262)	-	(262)
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		97,203	1,066	5,851	3,012	(2,713)	299
Brain Professional Private Trust No.4		21,369	105	2,942	1,925	-	1,925
Hanhwa US Equity Strategy Private Real Estate Fund No.1		56,898	78	11,562	3,549	(37)	3,512
Brain KS Qualified Privately Placed Fund No.6		9,639	28	3	(110)	(72)	(182)
M360 CRE Income Fund		265,945	-	7	14,179	-	14,179
Shinhan Global Healthcare Fund 1		77,166	-	3	(757)	-	(757)
JB Power TL Investment Type Private Placement Special Asset Fund 7		56,125	53	7,115	1,267	-	1,267
IBK AONE Convertable 1		10,840	-	279	258	-	258
Rico Synergy Collabo Multi-Mezzanine 3		10,054	3	371	50	-	50
KB NA Hickory Private Special Asset Fund		90,978	67	11,092	1,945	-	1,945
GB PROFESSIONAL PRIVATE INVESTMENT TRUST 6		9,101	1	1	-	-	-
Koramco Europe Core Private Placement Real Estate Fund No.2-2		44,886	2,074	2,503	(1,337)	-	(1,337)
SHBNPP Private Korea Equity Long-Short Professional Feeder		54,029	4,733	28,956	9,356	-	9,356
Shinhan-Stonebridge Petro PEF		1,056,401	2,740	39,170	39,170	-	39,170
BNP Paribas Cardif General Insurance		59,699	15,405	10,093	(9,294)	94	(9,200)
Axis Global Growth New Technology Investment Association		15,553	-	(147)	(147)	-	(147)
Polaris No7 Start up and Venture Private Equity Fund		15,280	22	(142)	(142)	-	(142)
Hermes Private Investment Equity Fund		60,000	10	(10)	(10)	-	(10)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

18.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of September 30, 2018 and December 31, 2017 are as follows:

	2018
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
BNP Paribas Cardif Life Insurance	~~W~~	324,113	14.99%	48,589	(129)	-	48,460
Daewontos Co., Ltd.(*1)		(2,092)	36.33%	(760)	-	760	-
Neoplux Technology Valuation Investment Fund		49,999	33.33%	16,666	-	-	16,666
Partners 4th Growth Investment Fund		68,372	25.00%	17,093	-	-	17,093
JAEYANG INDUSTRY(*2)		(2,571)	25.90%	(666)	-	666	-
Chungyoung INC(*2)		(5,301)	18.94%	(1,004)	-	1,004	-
KTB Newlake Global Healthcare PEF(*3)		25,607	30.00%	7,682	-	170	7,852
DAEKWANG SEMICONDUCTOR CO., LTD.		15,737	20.94%	3,295	-	-	3,295
LB Technology Fund 1		16,397	18.52%	3,037	-	-	3,037
Shinhan-Neoplux Energy Newbiz Fund		17,344	23.33%	4,047	-	-	4,047
Shinhan-Albatross tech investment Fund		10,843	50.00%	5,437	-	-	5,437
KCLAVIS Meister Fund No.17		11,929	26.09%	3,111	-	-	3,111
SG No.9 Corporate Recovery Private Equity Fund		7,208	26.49%	1,910	-	-	1,910
Plutus-SG Private Equity Fund		15,977	26.67%	4,261	-	-	4,261
SG ARGES Private Equity Fund No.1		18,085	24.06%	4,352	-	-	4,352
Eum Private Equity Fund No.3		23,638	20.76%	4,908	-	-	4,908
KTB Confidence Private Placement		17,745	30.29%	5,375	-	-	5,375
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		24,211	23.89%	5,784	-	-	5,784
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		41,837	20.16%	8,435	-	-	8,435
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		24,316	20.00%	4,862	-	-	4,862
Platform Partners brick save Private Investment trust		8,174	98.77%	8,073	-	-	8,073
Synergy-Shinhan Mezzanine New Technology Investment Fund		20,809	47.62%	9,909	-	-	9,909
The Asia Pacific Capital Fund II L.P.		27,902	25.18%	7,027	-	-	7,027
Shinhan Praxis K-Growth Global Private Equity Fund		93,345	18.87%	17,614	-	-	17,614
Credian Healthcare Private Equity Fund II		13,125	34.07%	4,473	-	-	4,473
Kiwoom Milestone Professional Private Real Estate Trust 19		20,777	50.00%	10,388	-	-	10,388
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		103,059	21.28%	21,933	-	-	21,933

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

18.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of September 30, 2018 and December 31, 2017 are as follows (continued):

	2018
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
Brain Professional Private Trust No.4	~~W~~	23,515	27.50%	6,466	-	-	6,466
Hanhwa US Equity Strategy Private Real Estate Fund No.1		50,684	44.84%	22,728	-	-	22,728
Brain KS Qualified Privately Placed Fund No.6		10,126	50.00%	5,066	-	-	5,066
M360 CRE Income Fund		334,302	23.55%	78,733	-	-	78,733
Shinhan Global Healthcare Fund 1		74,404	4.41%	3,285	-	-	3,285
JB Power TL Investment Type Private Placement Special Asset Fund 7		53,117	33.33%	17,705	-	-	17,705
IBK AONE convertable 1		11,839	47.25%	5,594	-	-	5,594
Rico synergy collabo Multi-Mezzanine 3		11,378	50.03%	5,692	-	-	5,692
KB NA Hickory Private Speical Asset Fund		90,900	37.50%	34,088	-	-	34,088
GB Professional Private Investment Trust 6		9,091	94.51%	8,591	-	-	8,591
Koramco Europe Core Private Placement Real Estate Fund No.2-2		42,976	44.02%	18,918	-	-	18,918
SHBNPP Private Korea Equity Long-Short Professional Feeder		67,063	21.52%	14,435	-	-	14,435
Shinhan-Stonebridge Petro PEF		1,203,278	1.82%	21,928	-	-	21,928
BNP Paribas Cardif General Insurance		36,736	10.00%	3,673	-	-	3,673
Axis Global Growth New Technology Investment Association		15,370	31.85%	4,895	-	-	4,895
Polaris No7 Start up and Venture Private Equity Fund		15,214	28.57%	4,347	-	-	4,347
Hermes Private Investment Equity Fund		70,279	29.17%	20,498	-	-	20,498
Shinhan AIM FoF Fund 1a		14,452	24.99%	3,612	-	-	3,612
Daishin Heim Qualified Investor Private Investment Trust No.1808		29,372	34.48%	10,129	-	-	10,129
Heungkuk High Class Professional Trust Private Fund 37		18,682	50.00%	9,341	-	-	9,341
IGIS Global Credit Fund 150-1		19,917	25.00%	4,976	-	-	4,976
IRIS CCRS/IRL 1st Trust		7,900	99.26%	7,842	-	-	7,842
GX SHINHAN INTERVEST 1st Private Equity Fund		158,952	25.27%	40,170	-	-	40,170
Soo Commerce Platform Growth Fund		26,039	24.62%	6,410	-	-	6,410
Partner One Value up I Private Equity Fund		42,793	27.91%	11,943	-	-	11,943
Genesis No.1 Private Equity Fund		200,678	22.80%	45,753	-	-	45,753
GMB ICT New Technology Investment Fund		29,732	26.75%	7,954	-	-	7,954
Soo Delivery Platform Growth Fund		30,000	30.00%	9,000	-	-	9,000
Genesis North America Power Company No.1 PEF		54,012	39.92%	21,560	-	-	21,560
Others		290,871	-	79,543	-	295	79,838
	~~W~~	4,034,257		760,706	(129)	2,895	763,472

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

18.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of September 30, 2018 and December 31, 2017 are as follows (continued):

(*1) Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero.

(*2) Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero and the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

(*3) Other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

18.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of September 30, 2018 and December 31, 2017 are as follows (continued):

	2017
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
BNP Paribas Cardif Life Insurance	~~W~~	351,986	14.99	52,763	(147)	-	52,616
Daewontos Co., Ltd(*1)		(2,092)	36.33	(760)	-	760	-
Neoplux Technology Valuation Investment Fund		40,409	33.33	13,470	-	-	13,470
JAEYOUNG SOLUTEC CO., LTD(*2)		17,484	9.61	1,680	-	2,169	3,849
Partners 4th Growth Investment Fund		53,561	25.00	13,390	-	-	13,390
JAEYANG INDUSTRY(*3)		(2,571)	25.90	(666)	-	666	-
Chungyoung INC(*3)		(5,100)	18.94	(966)	-	966	-
DAEKWANG SEMICONDUCTOR CO., LTD.		18,263	20.94	3,824	-	-	3,824
Dream High Fund Ⅲ		4,042	54.55	2,205	-	-	2,205
Asia Pacific No.39 Ship Investment Co., Ltd.		9,362	50.00	4,682	-	-	4,682
KCLAVIS Meister Fund No.17		11,652	26.09	3,039	-	-	3,039
SG No.9 Corporate Recovery Private Equity Fund		14,959	26.49	3,963	-	-	3,963
Plutus-SG Private Equity Fund		15,940	26.67	4,251	-	-	4,251
SG ARGES Private Equity Fund No.1		26,689	24.06	6,422	-	-	6,422
OST Progress- 2 Fund		17,722	27.62	4,895	-	-	4,895
Eum Private Equity Fund No.3		23,720	20.76	4,925	-	-	4,925
Richmond Private Yong in Retail Facility Real Estate Fund No.1		19,382	41.80	8,101	-	-	8,101
KTB Confidence Private Placement		21,140	30.29	6,403	-	-	6,403
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		28,285	23.89	6,757	-	-	6,757
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		41,598	20.16	8,387	-	-	8,387
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18		26,302	22.86	6,012	-	-	6,012
Platform Partners brick save Private Investment trust		8,170	98.77	8,069	-	-	8,069
Synergy-Shinhan Mezzanine New Technology Investment Fund		10,497	47.62	4,999	-	-	4,999
The Asia Pacific Capital Fund II L.P.		29,015	25.18	7,307	-	-	7,307
Shinhan Praxis K-Growth Global Private Equity Fund		100,452	18.87	18,954	-	-	18,954
Credian Healthcare Private Equity Fund II		11,189	34.07	3,813	-	-	3,813
Kiwoom Milestone Professional Private Real Estate Trust 19		20,816	50.00	10,408	-	-	10,408
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		96,137	21.28	20,460	-	-	20,460
Brain Professional Private Trust No.4		21,264	27.49	5,847	-	-	5,847

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

18.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of September 30, 2018 and December 31, 2017 are as follows (continued):

	2017
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
Hanhwa US Equity Strategy Private Real Estate Fund No.1	~~W~~	56,820	44.84	25,479	-	-	25,479
Brain KS Qualified Privately Placed Fund No.6		9,611	50.00	4,805	-	-	4,805
M360 CRE Income Fund		265,945	57.87	153,905	-	-	153,905
Shinhan Global Healthcare Fund 1		77,166	4.41	3,407	-	-	3,407
JB Power TL Investment Type Private Placement Special Asset Fund 7		56,072	33.33	18,690	-	-	18,690
IBK AONE convertable 1		10,840	47.25	5,122	-	-	5,122
Rico synergy collabo Multi-Mezzanine 3		10,051	50.00	5,026	-	-	5,026
KB NA Hickory Private Speical Asset Fund		90,911	37.50	34,091	-	-	34,091
GB Professional Private Investment Trust 6		9,100	94.51	8,600	-	-	8,600
Koramco Europe Core Private Placement Real Estate Fund No.2-2		42,812	48.49	20,760	-	-	20,760
SHBNPP Private Korea Equity Long-Short Professional Feeder		49,296	9.85	4,861	-	-	4,861
Shinhan-Stonebridge Petro PEF		1,053,661	1.82	19,201	-	-	19,201
BNP Paribas Cardif General Insurance		44,294	10.00	4,429	-	-	4,429
Axis Global Growth New Technology Investment Association		15,553	31.85	4,953	-	-	4,953
Polaris No7 Start up and Venture Private Equity Fund		15,258	28.57	4,359	-	-	4,359
Hermes Private Investment Equity Fund		59,990	29.17	17,497	-	-	17,497
Others		218,647	-	58,362	-	699	59,061
	~~W~~	3,116,300		626,181	(147)	5,260	631,294

(*1) Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero.

(*2) Net assets do not include non-controlling interests and other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

(*3) Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero and the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

18.  Investments in associates (continued)

(e) The unrecognized equity method losses as of and for the nine-month period ended September 30, 2018 and as of and for the year ended December 31, 2017 are as follows:

		2018
Investees		Unrecognized equity method losses	Cumulative unrecognized equity method losses
Daewontos Co., Ltd.	~~W~~	-	(760)
JAEYANG INDUSTRY		-	(18)
Chungyoung INC		(37)	(167)
	~~W~~	(37)	(945)

		2017
Investees		Unrecognized equity method losses	Cumulative unrecognized equity method losses
Daewontos Co., Ltd.	~~W~~	-	(760)
JAEYANG INDUSTRY		-	(18)
Chungyoung INC		(130)	(130)
	~~W~~	(130)	(908)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

19. Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss as of September 30, 2018 are as follows:

		2018
Securities sold:
Stocks	~~W~~	705,852
Bonds		924,026
Others		33,326
		1,663,204
Gold deposits		428,909
	~~W~~	2,092,113

20. Trading liabilities

Trading liabilities as of December 31, 2017 are as follows:

		2017
Securities sold:
Stocks	~~W~~	495,019
Bonds		871,884
Others		47,001
		1,413,904
Gold deposits		434,586
	~~W~~	1,848,490

21. Financial liabilities designated at fair value through profit or loss (K-IFRS 1109)

Financial liabilities designated at fair value through profit or loss as of September 30, 2018 are as follows:

		2018	Reason for designation
Equity-linked securities sold	~~W~~	6,396,987	Combined instrument
Securities sold with embedded derivatives		2,281,815	Combined instrument
	~~W~~	8,678,802

Maximum exposure of credit risk of financial liabilities designated at fair value through profit or loss amounted to ~~W~~8,678,802 million as of September 30, 2018. Changes in values of financial liabilities designated at fair value through profit or loss from such risk are ~~W~~93 million for the nine-month period ended September 30, 2018 and accumulated changes are ~~W~~2,234 million as of September 30, 2018.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

22. Financial liabilities designated at fair value through profit or loss (K-IFRS 1039)

Financial liabilities designated at fair value through profit or loss as of December 31, 2017 are as follows:

		2017	Reason for designation
Equity-linked securities sold	~~W~~	5,865,990	Combined instrument
Securities sold with embedded derivatives		2,394,646	Combined instrument
Securities sold		36,973	Evaluation and management on a fair value basis
	~~W~~	8,297,609

23. Debt securities issued

Debt securities issued as of September 30, 2018 and December 31, 2017 are as follows:

	2018
	Interest rate (%)		Amount
Debt securities issued in won:
Debt securities issued	0.00~8.00	~~W~~	45,930,226
Subordinated debt securities issued	2.20~4.60		4,150,160
Gain and loss on fair value hedges			(273,903)
Bond issuance cost			(84,553)
			49,721,930
Debt securities issued in foreign currencies:
Debt securities issued	0.00~4.01		6,283,288
Subordinated debt securities issued	3.75~5.00		2,253,962
Gain and loss on fair value hedges			(120,840)
Bond issuance cost			(33,960)
			8,382,450

		~~W~~	58,104,380

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

23. Debt securities issued (continued)

	2017
	Interest rate (%)		Amount
Debt securities issued in won:
Debt securities issued	0.00~8.00	~~W~~	41,781,486
Subordinated debt securities issued	2.20~4.60		3,500,401
Loss on fair value hedges			(274,047)
Bond issuance cost			(45,969)
			44,961,871
Debt securities issued in foreign currencies:
Debt securities issued	0.00~4.20		4,989,904
Subordinated debt securities issued	3.75~4.50		1,446,390
Loss on fair value hedges			(25,794)
Bond issuance cost			(31,550)
			6,378,950

		~~W~~	51,340,821

24. Employee benefits

(a) Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of September 30, 2018 and December 31, 2017 are as follows:

		2018	2017
Present value of defined benefit obligations	~~W~~	1,725,755	1,695,191
Fair value of plan assets		(1,626,944)	(1,688,047)
Recognized liabilities for defined benefit obligations	~~W~~	98,811	7,144

(b) Expenses recognized in profit or loss for the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows:

		2018		2017
		Three-month period	Nine-month period	Three-month period	Nine-month period
Current service costs	~~W~~	36,441	114,722	42,715	128,739
Net interest expense		(953)	(3,957)	708	2,232
	~~W~~	35,488	110,765	43,423	130,971

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

25. Provisions

(a) Provisions as of September 30, 2018 and December 31, 2017 are as follows:

		2018	2017
Asset retirement obligations	~~W~~	43,587	45,495
Expected loss related to litigation		30,722	32,650
Unused credit commitments		228,616	168,006
Bonus card point reward program		25,377	26,434
Financial guarantee contracts issued		92,549	80,861
Others		58,165	75,512
	~~W~~	479,016	428,958

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the nine-month period ended September 30, 2018 are as follows:.

		Unused credit commitments			Financial guarantee contracts issued			Total
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	124,492	96,010	2,137	31,456	3,368	2,464	259,927
Transfer to 12 month expected credit loss		40,081	(39,627)	(454)	1,163	(1,163)	-	-
Transfer to life time expected credit loss		(8,910)	8,982	(72)	(2,608)	2,608	-	-
Transfer to impaired financial asset		(186)	(832)	1,018	-	-	-	-
Provided (reversed)		(31,238)	35,550	1,253	(1,639)	(47)	(331)	3,548
Used		-	-	-	-	-	-	-
FX change		345	67	-	403	390	320	1,525
OtOhers (*1)		-	-	-	13,507	417	(338)	13,586
Ending balance	~~W~~	124,584	100,150	3,882	42,282	5,573	2,115	278,586

(*1) New financial guarantee contracts issued measured at fair value and discount unwinding effect as matured.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

26. Liabilities under insurance contracts

(a) Insurance liabilities as of September 30, 2018 and December 31, 2017 are as follows:

		2018	2017
Policy reserve	~~W~~	25,852,500	24,515,364
Policyholder’s equity adjustment		1,877	(76)
	~~W~~	25,854,377	24,515,288

(b) Income or expenses on insurance contracts for the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows:

		2018		2017
		Three-month period	Nine-month period	Three-month period	Nine-month period
Insurance income
Premium income	~~W~~	1,077,532	3,282,966	1,133,597	3,425,256
Reinsurance income		2,260	7,208	1,548	3,725
Reversal of policy reserves		-	-	234	2,932
Separate account income		6,903	27,010	8,257	29,085
		1,086,695	3,317,184	1,143,636	3,460,998
Insurance expenses
Claims paid		(599,361)	(1,854,567)	(558,728)	(1,640,391)
Reinsurance premium expenses		(4,568)	(13,498)	(3,582)	(9,844)
Provision for policy reserves(*1)		(442,270)	(1,337,137)	(544,134)	(1,641,456)
Separate account expenses		(6,901)	(27,008)	(8,258)	(29,085)
Discount charge		(169)	(505)	(154)	(469)
Acquisition costs		(102,313)	(345,316)	(128,685)	(411,731)
Collection expenses		(3,945)	(12,054)	(3,948)	(11,764)
Deferred acquisition costs		64,422	216,498	80,208	254,127
Amortization of deferred acquisition costs		(93,899)	(291,738)	(104,627)	(321,039)
		(1,189,004)	(3,665,325)	(1,271,908)	(3,811,652)

Net loss on insurance	~~W~~	(102,309)	(348,141)	(128,272)	(350,654)

(*1) Shinhan Life Insurance Co., Ltd.’s saving insurance interest is included. (2018’s nine-month period: ~~W~~719,553 million, 2017’s nine-month period: ~~W~~707,449 million)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

27. Equity

(a) Equity as of September 30, 2018 and December 31, 2017 are as follows:

		2018	2017
Capital stock:
Common stock	~~W~~	2,370,998	2,370,998
Preferred stock		274,055	274,055
		2,645,053	2,645,053

Hybrid bond		1,531,758	423,921

Capital surplus:
Share premium		9,494,769	9,494,769
Others		392,566	392,566
		9,887,335	9,887,335

Capital adjustments(*)		(420,765)	(398,035)

Accumulated other comprehensive income, net of tax:
Loss on financial assets at fair value through other comprehensive income		(76,649)	-
Valuation gain on available-for-sale financial assets		-	72,126
Loss on financial assets at fair value through profit or loss (overlay approach)		(91,713)	-
Equity in other comprehensive income of associates		1,464	(294)
Foreign currency translation adjustments for foreign operations		(352,706)	(345,199)
Net loss from cash flow hedges		(10,857)	2,440
Other comprehensive loss of separate account		(2,496)	(4,812)
Actuarial losses		(276,025)	(253,995)
Changes in own credit risk on financial liabilities designated under fair value option		(1,620)	-
		(810,602)	(529,734)

Retained earnings		22,467,028	20,791,681

Non-controlling interest		716,702	883,397
	~~W~~	36,016,509	33,703,618

(*) The Group acquired treasury stock through a treasury stock trust and deducted directly from equity for the period ended September 30, 2018. When the Group acquires and holds treasury stock, the consideration paid or received is recognized directly in equity.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

27.  Equity (continued)

(b) Hybrid bonds

Hybrid bonds classified as other equity instruments as of September 30, 2018 and December 31, 2017 are as follows:

Issue date	Currency	Maturity date	Interest rate (%)		2018	2017
June 25, 2015	KRW	June 25, 2045	4.38	~~W~~	199,455	199,455
September 15, 2017	〃	-	3.77		134,683	134,683
September 15, 2017	〃	-	4.25		89,783	89,783
April 13, 2018	〃	-	4.08		134,678	-
April 13, 2018	〃	-	4.56		14,955	-
August 29, 2018	〃	-	4.15		398,679	-
August 13, 2018	USD	-	5.88		559,525	-
				~~W~~	1,531,758	423,921

The hybrid bonds above can be repaid early after 5 or 10 years from the date of issuance, and the Group has an unconditional right to extend the maturity under the same condition.  In addition, if no dividend is to be paid for common shares, the agreed interest is also not paid.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

27. Equity (continued)

(c) Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the nine-month period ended September 30, 2018 and the year ended December 31, 2017 are as follows:

		2018
			Items that are or may be reclassified to profit or loss					Items that will never be reclassified to profit or loss				Total
		Gain(loss) on financial asset at fair value through other comprehensive income	Gain(loss) on financial asset at fair value through profit or loss(overlay approach)	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans	Equity in other comprehensive income of associates	Gain (loss) on financial asset at fair value through other comprehe-nsive income	Changes in own credit risk on financial liabilities designated under fair value option
Beginning balance	~~W~~	(211,003)	(24,724)	(2,516)	(342,318)	2,441	(4,564)	(253,995)	(46)	31,533	(1,553)	(806,745)
Change due to fair value		122,029	(92,399)	(1,027)	-	-	2,852	-	26	31,245	(92)	62,633
Reclassification:
Change due to impairment or disposal		(4,344)	-	7,671	-	(9,879)	-	-	-	-	-	(6,552)
Effect of hedge accounting		-	-	-	-	(1,750)	-	-	-	-	-	(1,750)
Hedging		2,816	-	-	(27,155)	(7,672)	-	-	-	-	-	(32,011)
Effects from exchange rate fluctuations		2,209	-	-	5,971	-	-	-	-	441	-	8,621
Remeasurements of the defined benefit plans		-	-	-	-	-	-	(30,612)	-	-	-	(30,612)
Deferred income taxes		(46,571)	25,410	(2,646)	10,466	6,003	(784)	8,260	(7)	(6,620)	25	(6,464)
Transfer to other account		-	-	-	-	-	-	-	10	2,558	-	2,568
Non-controlling interests		(942)	-	-	330	-	-	322	-	-	-	(290)
Ending balance	~~W~~	(135,806)	(91,713)	1,482	(352,706)	(10,857)	(2,496)	(276,025)	(18)	59,157	(1,620)	(810,602)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

27.  Equity (continued)

(c) Accumulated other comprehensive income (continued)

Changes in accumulated other comprehensive income for the nine-month period ended September 30, 2018 and the year ended December 31, 2017 are as follows (continued):

		2017
		Unrealized gain (loss) on available-for-sale financial assets	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans	Total
Beginning balance	~~W~~	394,182	21,258	(151,725)	(13,464)	4,466	(357,300)	(102,583)
Change due to fair value		(60,397)	(24,886)	-	-	(12,529)	-	(97,812)
Reclassification:
Change due to impairment or disposal		(346,126)	-	-	-	-	-	(346,126)
Effect of hedge accounting		-	-	-	250,875	-	-	250,875
Hedging		1,241	-	97,353	(229,747)	-	-	(131,153)
Effects from exchange rate fluctuations		(28,553)	-	(276,285)	-	-	-	(304,838)
Remeasurements of the defined benefit plans		-	-	-	-	-	121,735	121,735
Transfer to other account		-	(414)	-	-	-	-	(414)
Deferred income taxes		110,708	3,748	(15,240)	(5,224)	3,251	(18,210)	79,033
Non-controlling interests		1,071	-	698	-	-	(220)	1,549
Ending balance	~~W~~	72,126	(294)	(345,199)	2,440	(4,812)	(253,995)	(529,734)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won, except per share data)

27.  Equity (continued)

(d) Regulatory reserve for loan losses

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i) Changes in regulatory reserve for loan losses including non-controlling interests for the nine-month period ended September 30, 2018 and the year ended December 31, 2017 are as follows:

		2018	2017
Beginning balance	~~W~~	2,885,018	2,252,771
K-IFRS 1109 adoption		(388,551)	-
Planned regulatory reversal of loan losses		200,722	632,247
Ending balance	~~W~~	2,697,189	2,885,018

ii) Profit for the period and earnings per share after adjusted for regulatory reserve for loan losses for the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows:

		2018		2017
		Three-month period	Nine-month period	Three-month period	Nine-month period
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	847,831	2,643,397	817,261	2,706,391
Provision for regulatory reserve for loan losses(*1)		(52,231)	(200,379)	(98,531)	(585,258)
Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	795,600	2,443,018	718,730	2,121,133
Basic and diluted earnings per share adjusted for regulatory reserve in won(*2)	~~W~~	1,653	5,106	1,510	4,445

(*1) The provision for regulatory reserve for loan losses due to the adoption of K-IFRS 1109 were excluded.

(*2) Dividends for hybrid bonds are deducted.

(e) Treasury stock

The acquisition of treasury stock is as follows:

		Beginning balance	Acquisition	disposal	Ending balance
The number of share		-	550,000	-	550,000
Carrying value	~~W~~	-	23,744	-	23,744

(*) For the nine-month periods ended September 30, 2018, the Group entered into a treasury stock trust agreement with Samsung Securities Co., Ltd. for a total consideration of ~~W~~200,000 million.

(f) Dividends declared and paid by the Group for the nine-month period ended September 30, 2018 were as follows:

2018
Common stock (~~W~~1,450 per share)	~~W~~	687,589

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

28. Net interest income

Net interest income for the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows:

		2018
		Three-month period	Nine-month period
Interest income:
Cash and due from banks at amortized cost	~~W~~	40,104	109,903
Due from banks at fair value through profit or loss		7,509	24,387
Securities at fair value through profit or loss		148,952	455,309
Securities at fair value through other comprehensive income		197,257	560,711
Securities at amortized cost		185,275	535,233
Loans at amortized cost		2,869,047	8,204,981
Loans at fair value through profit or loss		5,359	16,598
Others		23,170	64,739
		3,476,673	9,971,861
Interest expense:
Deposits		(805,490)	(2,248,796)
Borrowings		(122,221)	(340,805)
Debt securities issued		(348,180)	(960,221)
Others		(28,969)	(70,011)
		(1,304,860)	(3,619,833)

Net interest income	~~W~~	2,171,813	6,352,028

		2017
		Three-month period	Nine-month period
Interest income:
Cash and due from banks	~~W~~	43,257	127,296
Trading assets		119,348	369,905
Financial assets designated at fair value through profit or loss		13,938	43,427
Available-for-sale financial assets		172,514	490,504
Held-to-maturity financial assets		167,104	476,591
Loans		2,458,952	7,122,155
Others		20,996	64,598
		2,996,109	8,694,476
Interest expense:
Deposits		(617,967)	(1,826,097)
Borrowings		(90,473)	(252,766)
Debt securities issued		(280,590)	(802,008)
Others		(20,240)	(42,860)
		(1,009,270)	(2,923,731)

Net interest income	~~W~~	1,986,839	5,770,745

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

29. Net fees and commission income

Net fees and commission income for the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows:

		2018		2017
		Three-month period	Nine-month period	Three-month period	Nine-month period
Fees and commission income:
Credit placement fees	~~W~~	12,915	47,062	15,092	43,442
Commission received as electronic charge receipt		36,363	109,038	35,910	106,666
Brokerage fees		83,751	329,217	90,149	268,843
Commission received as agency		27,560	78,013	12,531	96,559
Investment banking fees		26,227	60,401	29,149	50,819
Commission received in foreign exchange activities		55,364	158,183	50,356	147,510
Asset management fees		52,088	181,008	50,595	134,247
Credit card fees		642,769	1,842,632	596,345	1,773,278
Others		171,593	491,829	140,679	384,620
		1,108,630	3,297,383	1,020,806	3,005,984
Fees and commission expense:
Credit-related fee		(9,534)	(26,602)	(9,959)	(23,644)
Credit card fees		(537,231)	(1,557,692)	(480,771)	(1,476,403)
Others		(82,481)	(237,812)	(75,495)	(226,679)
		(629,246)	(1,822,106)	(566,225)	(1,726,726)

Net fees and commission income	~~W~~	479,384	1,475,277	454,581	1,279,258

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

30. Allowance provided (reversed) for credit loss on financial assets

Allowance provided (reversed) for credit loss on financial assets for the three-month and nine-month periods ended September 30, 2018 are as follows:

		2018
		Three-month period	Nine-month period
	~~W~~
Loans at amortized cost		(202,829)	(557,178)
Other financial assets at amortized cost		(8,640)	(20,226)
Securities at fair value through other comprehensive income		(2,932)	(198)
Others (unused credit line and financial guarantee, etc)		(9,526)	(3,548)
		(223,927)	(581,150)

Securities at amortized cost		(46)	3,216
	~~W~~	(223,973)	(577,934)

31.  Net impairment loss on financial assets

Net impairment loss on financial assets for the three-month and nine-month periods ended September 30, 2017 are as follows:

		2017
		Three-month period	Nine-month period
Impairment losses on:
Loans	~~W~~	(198,135)	(423,553)
Available-for-sale financial assets		(8,710)	(30,238)
Other financial assets		(2,607)	(6,988)
		(209,452)	(460,779)
Reversal of impairment losses on:
Available-for-sale financial assets		-	2,544
	~~W~~	(209,452)	(458,235)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

32. General and administrative expenses

General and administrative expenses for the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows:

		2018		2017
		Three-month period	Nine-month period	Three-month period	Nine-month period
Employee benefits:
Salaries	~~W~~	642,878	1,943,610	635,344	1,897,249
Severance benefits:
Defined contribution		5,882	17,440	5,267	15,575
Defined benefit		34,598	108,202	42,350	127,753
Termination benefits		-	1,270	206	2,059
		683,358	2,070,522	683,167	2,042,636

Rent		88,170	262,231	82,772	247,551
Entertainment		6,525	19,390	6,023	18,544
Depreciation		43,565	129,588	41,537	130,681
Amortization		18,603	54,304	17,024	50,494
Taxes and dues		38,982	133,832	40,703	128,787
Advertising		62,108	184,070	65,841	171,431
Research		3,362	10,142	3,553	10,558
Others		144,489	438,501	139,955	423,060
	~~W~~	1,089,162	3,302,580	1,080,575	3,223,742

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won, except per share data)

33.  Share-based payments

(a) Stock options granted as of September 30, 2018 are as follows:

	4th grant(*1)	5th grant(*1)	6th grant(*1)	7th grant(*1)(*2)

Grant date	March 30, 2005	March 21, 2006	March 20, 2007	March 19, 2008

Exercise price in won	~~W~~28,006	~~W~~38,829	~~W~~54,560	~~W~~49,053

Number of shares granted	2,695,200	3,296,200	1,301,050	808,700

Options expiry dates	August 30, 2018	August 21, 2019	August 19, 2020	May 17, 2021/ September 17,2021

Changes in number of shares granted:
Balance at January 1, 2018	2,500	2,500	58,764	45,628
Exercised	2,500	-	-	-
Balance at September 30, 2018	-	2,500	58,764	45,628

Fair value per share in won	~~-~~	~~W~~6,472	~~W~~1,351	~~W~~3,053 (Expiration of contractual exercise period : May 17, 2021) ~~W~~3,221 (Expiration of contractual exercise period : Sep 17, 2021)

(*1) The weighted average exercise price for 106,892 stock options outstanding at September 30, 2018 is ~~W~~51,841.

(*2) As of September 30, 2018, the exercise of the remaining for 9,466 stock options (7th grant) was temporarily suspended.

.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won, except per share data)

33.  Share-based payments (continued)

(b) Performance shares granted as of September 30, 2018 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment

Performance conditions	Increase rate of the stock price and achievement of target ROE

Operating period(*)	4 or 5 years

Estimated number of shares vested at September 30, 2018	12,691	1,547,739

Fair value per share in won	~~W~~45,926, ~~W~~47,376, ~~W~~40,889, ~~W~~45,766, ~~W~~49,405 for the expiration of operating period from 2013 to 2017	~~W~~45,000

(*) Four-year period is applied from the beginning of the year that the grant date belongs while five-year period for the shares with deferred payment.

The amount of cash payment for the Group’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week.  As such, the fair value of the shares expired is estimated using the arithmetic mean of weighted average share prices at the day after expiration date and the fair value of the shares non-expired is estimated using the closing share price at the end of reporting period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

33.  Share-based payments (continued)

(c) Share-based compensation costs for the nine-month periods ended September 30, 2018 and 2017 were as follows:

		2018
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
4th	~~W~~	-	(15)	(15)
5th		-	(10)	(10)
6th		(15)	(91)	(106)
7th		(36)	(52)	(88)
Performance share		1,244	10,799	12,043
	~~W~~	1,193	10,631	11,824

		2017
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
4th	~~W~~	67	415	482
5th		48	759	807
6th		30	185	215
7th		96	138	234
Performance share		1,776	14,909	16,685
	~~W~~	2,017	16,406	18,423

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won except per share data)

33.  Share-based payments (continued)

(d) Accrued expenses and the intrinsic value as of September 30, 2018 and December 31, 2017 are as follows:

		2018
		Employees of
		The controlling company	The subsidiaries(*)	Total
Stock options granted:
4th	~~W~~	-	-	-
5th		-	16	16
6th		11	68	79
7th		47	68	115
Performance share		7,418	62,820	70,238
	~~W~~	7,476	62,972	70,448

The intrinsic value of share-based payments is ~~W~~70,254 million as of September 30, 2018.  For calculating, the quoted market price ~~W~~45,000 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

		2017
		Employees of
		The controlling company	The subsidiaries(*)	Total
Stock options granted:
4th	~~W~~	-	54	54
5th		-	26	26
6th		26	159	185
7th		83	120	203
Performance share		8,286	62,769	71,055
	~~W~~	8,395	63,128	71,523

The intrinsic value of share-based payments is ~~W~~71,151 million as of December 31, 2017. For calculating, the quoted market price ~~W~~49,400 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won except per share data)

34. Income tax expense

Income tax expense for the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows:

		2018		2017
		Three-month period	Nine-month period	Three-month period	Nine-month period
Current income tax expense	~~W~~	287,466	634,147	230,774	645,855
Origination and reversal of temporary differences		41,560	365,327	(16,926)	139,894
Income tax recognized in other comprehensive income		(20,249)	(4,985)	38,195	52,370
Income tax expenses	~~W~~	308,777	994,489	252,043	838,119

Effective tax rate	%	26.48	27.10	23.33	23.44

35. Earnings per share

Basic and diluted earnings per share for the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows:

		2018		2017
		Three-month period	Nine-month period	Three-month period	Nine-month period
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	847,831	2,643,397	817,261	2,706,391
Less:
Dividends to hybrid bond		11,816	21,936	2,583	13,205
Net profit available for common stock	~~W~~	836,015	2,621,461	814,678	2,693,187

Weighted average number of common shares outstanding(*)		474,119,152	474,172,481	474,199,587	474,199,587

Basic and diluted earnings per share in won	~~W~~	1,763	5,528	1,718	5,679

(*) The number of basic ordinary shares outstanding is 474,199,587 shares. As a result of the acquisition of treasury stock, the weighted average number of common shares outstanding for the period ended September 30, 2018 decreased.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

36. Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of September 30, 2018 and December 31, 2017 are as follows:

		2018	2017
Guarantees:
Guarantees outstanding	~~W~~	9,921,999	7,611,211
Contingent guarantees		4,141,260	3,259,613
		14,063,259	10,870,824
Commitments to extend credit:
Loan commitments in won		68,756,785	54,827,918
Loan commitments in foreign currency		18,847,158	18,992,984
ABS and ABCP commitments		1,658,688	2,035,543
Others		71,536,286	66,767,465
		160,798,917	142,623,910
Endorsed bills:
Secured endorsed bills		85,174	85,456
Unsecured endorsed bills		8,953,063	7,810,788
		9,038,237	7,896,244
Loans sold with recourse		2,099	2,099
	~~W~~	183,902,512	161,393,077

(b) Legal contingencies

As of September 30, 2018, the Group was involved in 166 pending lawsuits as a defendant (total claim amount: ~~W~~110,280 million) and recorded a provision of ~~W~~30,722 million and a reserve (liabilities under insurance contracts) of ~~W~~1,329 million, respectively, with respect to these lawsuits.  Additional losses might be incurred from these legal actions, but the result of such lawsuits cannot be predicted.  The management believes that the result of the lawsuits would not have significant impact on the financial position.

37. Statement of cash flows

Cash and cash equivalents in the consolidated statements of cash flows as of September 30, 2018 and December 31, 2017 are as follows:

		2018	2017
Cash and due from banks	~~W~~	19,152,220	22,682,652
Adjustments:
Due from financial institutions with a maturity over nine months from date of acquisition		(2,684,341)	(3,010,471)
Restricted due from banks		(7,068,489)	(13,435,531)
		(9,752,830)	(16,446,002)
	~~W~~	9,399,390	6,236,650

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

38. Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a) Balances with the related parties as of September 30, 2018 and December 31, 2017 are as follows:

Related party	Account		2018	2017
Investments in associates:
BNP Paribas Cardif Life Insurance	Other assets	~~W~~	9,859	9,868
〃	Credit card loans		159	191
〃	Allowances		-	(4)
〃	Deposits		438	446
〃	Provisions		-	2
JAEYOUNG SOLUTEC CO., LTD.	Loans		-	14,847
〃	Credit card loans		-	33
〃	Allowances		-	(123)
〃	Deposits		-	2,659
〃	Provisions		-	4
Partners 4th Growth Investment Fund	Deposits		8,088	2,076
BNP Paribas Cardif General Insurance	Credit card loans		43	29
〃	Allowances		(5)	-
〃	Deposits		308	221
Shinhan Praxis K-Growth Global Private Equity Fund	Other assets		-	174
Dream High Fund Ⅲ	Deposits		5	3
Midas Dong-A Snowball Venture Fund	Deposits		197	220
IBKS-Shinhan Creative Economy New Technology Fund	Deposits		379	78
Credian Healthcare Private Equity Fund II	Deposits		41	26
Midas Dong-A Snowball Venture Fund 2	Deposits		455	239
IBKS-Shinhan Creative Economy New Technology Fund Ⅱ	Deposits		555	76
Eum Private Equity Fund No.3	Deposits		49	65
Branbuil CO., LTD.	Credit card loans		5	-
〃	Allowances		(1)	-
〃	Deposits		53	55
SHBNPP Private Korea Equity Long-Short Professional Feeder	Other assets		116	97
Shinhan Global Healthcare Fund 1	Unearned revenue		545	409
Shinhan Fintech New Technology Fund No.1	Unearned revenue		7	123
KTB Newlake Global Healthcare PEF	Deposits		104	465
〃	Provisions		-	13
Taihan Industrial System Co., Ltd.	Deposits		85	100
Incorporated association Finance Saving Information Center	Credit card loans		1	-
〃	Allowances		(1)	-
〃	Deposits		11	4
Lodestone Startup Venture Specialized Private Equity Fund	Deposits		484	-
Lodestone 1st Private Equity Fund	Deposits		681	-
GX Shinhan interest 1st Private Equity Fund	Unearned revenue		477	-

Key management personnel and their immediate relatives:	Loans		3,313	3,247
	Assets	~~W~~	13,489	28,359
	Liabilities		12,962	7,284

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

38. Related parties (continued)

(b) Transactions with the related parties for the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows:

Related party	Account		2018		2017
			Three-month period	Nine-month period	Three-month period	Nine-month period
Investments in associates
BNP Paribas Cardif Life Insurance	Fees and commission income	~~W~~	798	2,754	373	1,066
〃	Other operating income		(2)	-	1	1
〃	Reversal of credit losses		1	4	-	-
〃	General and administrative expenses		(4)	(13)	(2)	(6)
Shinhan Praxis K-Growth Global Private Equity Fund	Fees and commission income		-	352	171	513
BNP Paribas Cardif General Insurance	Fees and commission income		9	12	-	2
〃	Provision for credit losses		(4)	(4)	-	-
Midas Dong-A Snowball Venture Fund	Fees and commission income		9	28	-	28
〃	Interest expense		(1)	(2)	(1)	(3)
SP New Technology Business investment Fund Ⅰ	Fees and commission income		297	317	-	30
IBKS-Shinhan Creative Economy New Technology Fund I	Fees and commission income		-	13	-	24
〃	Interest expense		-	-	-	(1)
IBKS-Shinhan Creative Economy New Technology Fund Ⅱ	Fees and commission income		2	11	-	16
SM New Technology Business Investment Fund I	Fees and commission income		55	55	-	55
The Asia Pacific Capital Fund II L.P.	Fees and commission income		-	-	-	86
JAEYOUNG SOLUTEC CO., LTD.	Interest income		176	523	165	486
〃	Fees and commission income		1	2	-	1
〃	Other revenue		-	3	-	-
〃	Interest expense		-	(1)	(2)	(4)
〃	Provision for credit losses		-	(3)	-	(45)
〃	Other operating expenses		-	-	-	(3)
Partners 4th Growth Investment Fund	Interest expense		(6)	(15)	(8)	(11)
PSA 1st Fintech Private Equity Fund	Interest expense		-	-	(2)	(4)
KDBC Midas Dong-A Snowball Venture Fund II	Interest expense		(1)	(2)	-	-
SHBNPP Private Korea Equity Long-Short Professional Feeder	Fees and commission income		116	842	122	434
Branbuil CO., LTD.	Fees and commission income		-	1	-	1
〃	Provision for credit losses		-	(1)	-	-
Shinhan-Albatross Technology Investment	Fees and commission income		54	162	54	97
〃	Interest expense		-	-	-	(21)
STI-New Growth Engines Investment	Fees and commission income		-	12	-	29
KTB New lake medical Global Investment	Interest income		-	1	10	10
〃	Other operating income		(1)	-	-	-
〃	Other operating expenses		-	-	(13)	(13)

(*) Excluded from related parties due to the disposal.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

38.  Related parties (continued)

(b) Transactions with the related parties for the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows (continued) :

Related party	Account		2018		2017
			Three-month period	Nine-month period	Three-month period	Nine-month period
Taihan Industrial System Co., Ltd.	Fees and commission income	~~W~~	1	1	-	-
Shinhan Global health Care Investment No.1	Fees and commission income		185	600	75	75
Shinhan Fintech New Technology Fund No.1	Fees and commission income		39	116	-	-
Shinhan capital-Cape FN Fund No.1	Fees and commission income		26	56	-	-
SHC-K2 Global Material Fund	Fees and commission income		-	20	-	-
Synergy-Shinhan Mezzanine New Technology Investment Fund	Fees and commission income		32	64	-	-
Shinhan-Midas Dong-A Secondary Venture Fund	Fees and commission income		62	71	-	-
GX Shinhan interest 1st Private Equity Fund	Fees and commission income		198	214	-	-
Pohang Techno Park2 PFV	Interest expense		-	-	(11)	(11)
Shinhan-Nvestor Liquidity Solution Fund	Fees and commission income		33	33	-	-
SHC ULMUS Fund No.1	Fees and commission income		12	12	-	-
Shinhan-PS Investment Fund No.1	Fees and commission income		1	1	-	-
Lodestone 1st Private Equity Fund	Interest expense		(1)	(1)	-	-

Key management personnel and their immediate relatives
Interest income			24	61	29	57
		~~W~~	2,111	6,299	961	2,889

(c) Key management personnel compensation

Key management personnel compensation for the nine-month periods ended September 30, 2018 and 2017 were as follows:

		2018	2017
Short-term employee benefits	~~W~~	14,816	13,764
Severance benefits		316	310
Share-based payment transactions(*)		5,179	6,035
	~~W~~	20,311	20,109

(*) The expenses of share-based payment transactions are the renumeration expenses during the vesting period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

38.  Related parties (continued)

(d) The guarantees provided between the related parties as of September 30, 2018 and December 31, 2017 were as follows:

			Amount of guarantees
Guarantor	Guaranteed Parties		2018	2017	Account
Shinhan Bank	New lake Alliance	~~W~~	-	700	Unused credit line
	BNP Paribas Cardif Life Insurance		10,000	10,000	Unused credit line
	Neoplux Technology Valuation Investment Fund		2,000	6,000	Security underwriting commitment
	JAEYOUNG SOLUTEC CO., LTD.(*)		-	109	Unused credit
	〃		-	429	Import letter of credit
	LB Technology Fund 1		6,840	-	Securities underwriting commitment
		~~W~~	18,840	17,238

(*) Excluded from related parties due to the disposal.

(e) Details of collaterals provided by the related parties as of September 30, 2018 and December 31, 2017 were as follows:

Provided to	Provided by	Pledged assets		2018	2017
Shinhan Bank	BNP Paribas Cardif Life Insurance	Government bonds	~~W~~	11,780	11,666
	JAEYOUNG SOLUTEC CO., LTD.(*)	Properties		-	20,814
	〃	Guarantee insurance policy		-	7,037
			~~W~~	11,780	39,517

(*) Excluded from related parties due to the disposal.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

39. Interests in unconsolidated structured entities

(a)The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates (primarily investment funds) and other structured entities and characteristics of these structured entities are as follows:

Description

Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness.  The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is so able) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.

Structured financing

Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc.  The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund

Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors.  The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of September 30, 2018 and December 31, 2017 are as follows:

		2018	2017
Total assets:
Asset-backed securitization	~~W~~	186,081,902	175,953,075
Structured financing		101,996,947	84,719,599
Investment fund		58,297,951	69,736,443
	~~W~~	346,376,800	330,409,117

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

39. Interests in unconsolidated structured entities (continued)

(b) Nature of risks

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of September 30, 2018 and December 31, 2017 are as follows:

		2018
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets:
Loans measured at fair value through profit or loss	~~W~~	300	140,083	-	140,383
Loan at amortized cost		381,313	6,788,120	33,500	7,202,933
Securities at fair value through profit or loss		3,736,529	321,847	5,403,497	9,461,873
Derivatives		12,268	334	-	12,602
Securities at fair value through other comprehensive income		2,268,576	89,372	-	2,357,948
Securities at amortized cost		4,188,988	-	-	4,188,988
Other assets		783	8,872	52,022	61,677
	~~W~~	10,588,757	7,348,628	5,489,019	23,426,404
Liabilities:
Derivative liabilities	~~W~~	2,041	-	-	2,041
Other		1,891	5,055	-	6,946
	~~W~~	3,932	5,055	-	8,987

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

39.  Interests in unconsolidated structured entities (continued)

(b) Nature of risks (continued)

		2017
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets:
Loans	~~W~~	329,776	6,189,042	91,078	6,609,896
Trading assets		3,201,400	958	351,290	3,553,648
Derivative assets		14,218	-	-	14,218
Available-for-sale financial assets		2,200,974	400,283	3,525,538	6,126,795
Held-to-maturity financial assets		3,259,451	-	-	3,259,451
Other assets		729	2,576	1,150	4,455
	~~W~~	9,006,548	6,592,859	3,969,056	19,568,463
Liabilities:
Derivative liabilities	~~W~~	4,448	-	-	4,448
Other		557	1,050	9	1,616
	~~W~~	5,005	1,050	9	6,064

ii) Exposure to risk relating to its interests in unconsolidated structured entities as of September 30, 2018 and December 31, 2017 are as follows:

		2018
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	10,588,757	7,348,628	5,489,019	23,426,404
ABS and ABCP commitments		1,259,864	2,300	649,714	1,911,878
Loan commitments		587,276	646,923	-	1,234,199
Guarantees		77,725	145,474	-	223,199
Others		7,500	68,322	-	75,822
	~~W~~	12,521,122	8,211,647	6,138,733	26,871,502

		2017
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	9,006,548	6,592,859	3,969,056	19,568,463
ABS and ABCP commitments		1,391,035	57,300	452,311	1,900,646
Loan commitments		529,566	719,650	31,987	1,281,203
Guarantees		74,300	15,200	-	89,500
Others		4,200	45,634	-	49,834
	~~W~~	11,005,649	7,430,643	4,453,354	22,889,646

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

40. Measurement period adjustments for business combination

(a) Overview

The Group has acquired ANZ Retail Business in Vietnam on December 17, 2017, which was a local entity operating banking business in Vietnam, to strengthen business competitiveness and synergies through the acquisition of related businesses. The Group could not complete the initial accounting for the business acquisition until the end of the reporting period in which the acquisition incurred, since the valuation data of the acquired business has not been obtained, and the goodwill value was recognized at a provisional amount. The Group has finished the business acquisition accounting during 2018, reflecting the valuation results on the acquired net assets, and retrospectively adjusted the provisional value of net assets recognized at the acquisition date.

(b) Retroactive adjustment of fair value of assets and liabilities

The retroactive adjustment of fair value of assets acquired and liabilities assumed by acquisition of ANZ as of acquisition date is as follows:

		Amount	Adjustments	Adjusted Amount
Assets:
Cash and due from banks	~~W~~	8,151	-	8,151
Loans(*1)		301,766	(1,352)	300,414
Property and equipment		538	-	538
Intangible assets(*2)		-	15,256	15,256
Other assets		9,269	-	9,269
		319,724	13,904	333,628
Liabilities:
Deposits		(436,285)	-	(436,285)
Other liabilities		(1,022)	-	(1,022)
		(437,307)	-	(437,307)
The fair value of the identifiable assets acquired and liabilities assumed	~~W~~	(117,583)	13,904	(103,679)

(*1) Adjustments are mainly due to the loan loss estimation.

(*2) The intangible assets mainly comprise the present value of the saved borrowing costs due to the deposits amounting to ~~W~~4,454 million and the future economic benefits generated due to the relationship with the customers amounting to ~~W~~10,802 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

40. Measurement period adjustments for business combination (continued)

(c) Adjustments of goodwill

The retrospective adjustments of goodwill due to the measurement period adjustment for business combination are as follows:

		Amount	Adjustments	Adjusted Amount
Consideration received (cash)	~~W~~	75,480	-	75,480
Fair value of identifiable net assets		(117,583)	13,904	(103,679)
Goodwill	~~W~~	42,103	(13,904)	28,199

(d) Adjustments of the prior year end balances.

		Amount	Adjustments	Adjusted Amount
Intangible assets	~~W~~	4,271,969	1,352	4,273,321
Deferred tax liabilities		9,712	270	9,982
Retained earnings	~~W~~	20,790,599	1,082	20,791,681

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

41. Transition effects arising from changes in accounting policies

As described in Note 3, the Group has changed its accounting policies as applying K-IFRS No. 1109, Financial Instruments, and K-IFRS No. 1115, Revenue from Contracts with Customers. With respect to classification, measurement and impairment of financial instruments, the financial statements as of and for the year ended December 31, 2017 have not been restated in accordance with the clause waiving the requirement to restate comparative financial statements.

K-IFRS No. 1109 replaces K-IFRS No. 1039, Financial Instruments: Recognition and Measurement, relating to recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting. Additionally, K-IFRS No. 1109 have made amendments to other standards relating to financial instruments such as K-IFRS No. 1107, Financial Instruments: Disclosures.

(i) Changes in equity due to application of K-IFRS No.1109 and 1115

Changes in equity as of January 1, 2018 due to the initial application date of K-IFRS No. 1109 and 1115 are as follows:

		Amounts
Retained earnings at January 1, 2018 before changes	~~W~~	20,791,681
Adjustments of retained earnings due to the application of K-IFRS No. 1109 :
Reclassification from financial assets at amortized cost to financial assets measured at fair value through profit or loss		(74,061)
Reclassification from available-for-sale financial assets to financial assets measured at fair value through profit or loss		178,518
Reclassification from available-for-sale financial assets to financial assets measured at fair value through other comprehensive income(*1)		204,457
Increase in loss allowance for financial assets measured at amortized cost		(573,088)
Increase in loss allowance for loan commitments and financial guarantee contracts		(55,274)
Increase in loss allowance for debt instruments measured at fair value through other comprehensive income		(18,976)
Effect of overlay approach application		34,102
Others(*2)		(40,063)
		(344,385)
Adjustments of retained earnings due to the application of K-IFRS No. 1115(*3)		(2,896)
Tax effects(*4)		95,426
Retained earnings at January 1, 2018 after changes	~~W~~	20,539,826

(*1)	With the application of K-IFRS No. 1109, the effect of retained earnings of the recognized impairment from equity securities has reclassified to other comprehensive income.
(*2)	Include translation of foreign currencies, etc.
(*3)	The Group has divided the trust fees into trust sales fees and trust managing fees and recognition of trust managing fees are deferred.
(*4)	Tax effects due to the application of K-IFRS No. 1109 are separately shown.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

41. Transition effects arising from changes in accounting policies (continued)

(i) Changes in equity due to application of K-IFRS No. 1109 and 1115 (continued)

		Amounts
Accumulated other comprehensive loss at January 1, 2018 before changes	~~W~~	(529,734)
Adjustments of accumulated other comprehensive income due to the application of K-IFRS No. 1109:
Reclassification from available-for-sale financial assets to financial assets measured at fair value through profit or loss		(178,518)
Reclassification from available-for-sale financial assets to financial assets measured at fair value through other comprehensive income(*1)		(204,457)
Increase in loss allowance for debt instruments measured at fair value through other comprehensive income		18,976
Effect of overlay approach application		(34,102)
Others(*2)		11,039
		(387,062)
Tax effects(*3)		110,051
Accumulated other comprehensive loss at January 1, 2018 after changes	~~W~~	(806,745)

(*1) The effect on retained earnings arising from the recognition of impairment losses related to equity securities in the prior periods was transferred to other comprehensive income upon the application of K-IFRS 1109.

(*2) Other adjustments include foreign currency translation and changes in non-controlling interests, resulting from the adoption of K-IFRS No. 1109.

(*3) Tax effects due to the application of K-IFRS No. 1109 are separately shown.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

41.  Transition effects arising from changes in accounting policies (continued)

(ii) Reclassification of financial instruments upon adoption of K-IFRS No. 1109

Details of reclassification of financial instruments as of January 1, 2018, the initial application date of K-IFRS No. 1109, are as follows:

K-IFRS No. 1039		K-IFRS No. 1109		Carrying value under K-IFRS No. 1039(*1)	Carrying value under K-IFRS No. 1109(*1)	Difference
Financial assets:
Due from banks	Loans and receivables	Financial assets measured at FVTPL	~~W~~	902,124	833,942	(68,182)
	Loans and receivables	Amortized cost		19,988,001	19,988,001	-
Loan receivables	Loans and receivables	Financial assets measured at FVTPL		750,342	778,985	28,643
	Loans and receivables	Amortized cost		277,126,029	277,126,029	-
Other financial assets	Loans and receivables	Amortized cost		12,090,983	12,090,983	-
Trading assets (debt securities)	Financial assets at FVTPL	Financial assets measured at FVTPL		23,640,646	23,640,646	-
Trading assets (equity securities)	Financial assets at FVTPL	Financial assets measured at FVTPL		4,634,353	4,634,353	-
Trading assets (deposit in gold and silver)	Financial assets at FVTPL	Financial assets measured at FVTPL		189,297	189,297	-
Financial assets designated as at FVTPL (debt securities)	Financial assets at FVTPL	Financial assets measured at FVTPL		2,030,522	2,030,522	-
	Financial assets at FVTPL	Financial assets designated as at FVTPL		80,288	80,288	-
Financial assets designated as at FVTPL (equity securities)	Financial assets at FVTPL	Financial assets measured at FVTPL		1,162,553	1,162,553	-
	Financial assets at FVTPL	Financial assets designated as at FVTPL		71,803	71,803	-
Financial assets designated as at FVTPL (other securities - compound financial instruments)	Financial assets at FVTPL	Financial assets measured at FVTPL		233,892	233,892	-
Derivatives	Financial assets at FVTPL	Financial assets measured at FVTPL		3,400,178	3,348,803	(51,375)
AFS financial assets (debt securities)	AFS financial assets	Financial assets measured at FVTPL		528,745	533,452	4,707
	AFS financial assets	Financial assets measured at FVOCI		36,657,807	36,657,807	-
AFS financial assets (equity securities)	AFS financial assets	Financial assets measured at FVTPL		4,339,979	4,350,969	10,990
	AFS financial assets	Financial assets measured at FVOCI		590,405	590,405	-
HTM financial assets (debt securities)	HTM financial assets	Financial assets measured at FVTPL		565,813	529,906	(35,907)
	HTM financial assets	Amortized cost		24,424,867	24,424,867	-
			~~W~~	413,408,627	413,297,503	(111,124)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

41.  Transition effects arising from changes in accounting policies (continued)

(ii) Reclassification of financial instruments upon adoption of K-IFRS No. 1109 (continued)

K-IFRS No. 1039		K-IFRS No. 1109		Carrying value under K-IFRS No. 1039(*1)	Carrying value under K-IFRS No. 1109(*1)	Difference
Financial Liabilities:
Deposits	Financial liability measured at amortized cost	Financial liabilities measured at amortized cost	~~W~~	249,419,224	249,419,224	-
Trading liabilities	Financial liabilities at FVTPL	Financial liabilities measured at FVTPL		1,848,490	1,848,490	-
Financial liabilities designated as at FVTPL	Financial liabilities at FVTPL	Financial liabilities designated as at FVTPL		8,260,636	8,260,636	-
	Financial liabilities at FVTPL	Financial liabilities measured at FVTPL		36,973	36,973	-
Derivatives	Financial liabilities at FVTPL	Financial liabilities measured at FVTPL		3,487,661	3,483,642	(4,019)
Borrowings	Financial liabilities measured at amortized cost	Financial liabilities measured at amortized cost		27,586,610	27,586,313	(297)
Debt securities issued	Financial liabilities measured at amortized cost	Financial liabilities measured at amortized cost		51,340,821	51,340,821	-
Others	Financial liabilities measured at amortized cost	Financial liabilities measured at amortized cost		20,124,451	20,124,432	(19)
			~~W~~	362,104,866	362,100,531	(4,335)

(*1) Gross carrying amounts that are before netting allowance for loan losses or credit loss allowance.

(*)  FVTPL : fair value through profit or loss

FVOCI : fair value through other comprehensive income

AFS : available-for-sale

HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

41.  Transition effects arising from changes in accounting policies (continued)

(iii) Impairment of financial assets upon adoption of K-IFRS No. 1109

Changes of credit loss allowance as of January 1, 2018, the initial application date of K-IFRS No. 1109, are as follows:

Classification based on K-IFRS No. 1039	Classification based on K-IFRS No. 1109		Loss allowance based on K-IFRS No. 1039	Loss allowance based on K-IFRS No. 1109
Loans and receivables
Due from banks	Financial assets at amortized cost	~~W~~	14,054	15,062
Loan receivables	Financial assets at amortized cost		2,307,275	2,871,986
	Financial assets measured at FVTPL		3,329	-
Other financial assets	Financial assets at amortized cost		49,679	51,818
AFS financial assets
debt securities	Financial assets measured at FVOCI		-	18,976
HTM financial assets
debt securities	Financial assets at amortized cost		-	8,559
			2,374,337	2,966,401
Financial guarantee	Financial guarantee		36,506	37,289
Unused credit line and other credit commitment	Unused credit line and other credit commitment		168,006	222,498
		~~W~~	204,512	259,787

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

41.  Transition effects arising from changes in accounting policies (continued)

(iv) The reclassification applying business model

For the financial assets as of January 1, 2018, the date of the initial application of K-IFRS No. 1109, the management of the Group has assessed business model of those, and classified those applying the K-IFRS.

The effect of reclassification is as follows:

1) Gross carrying amounts

		Carrying value based on the current standard	Amount reclassified	Amount remeasured	Carrying value based on the new standard	Changes in retained earnings (*3)	Changes in other comprehensive income(*3)
Financial assets :
Due from banks
Carrying value under K-IFRS 1039 as of January 1, 2018	~~W~~	20,890,125	-	-	20,890,125	-	-
Reclassification to financial assets measured at FVTPL		-	(902,124)	-	(902,124)	-	-
		20,890,125	(902,124)	-	19,988,001	-	-
Loans
Carrying value under K-IFRS 1039 as of January 1, 2018		277,876,371	-	-	277,876,371	-	-
Reclassification to financial assets measured at FVTPL		-	(750,342)	-	(750,342)	-	-
		277,876,371	(750,342)	-	277,126,029	-	-
Other financial assets
Carrying value under K-IFRS 1039 as of January 1, 2018		12,090,983	-	-	12,090,983	-	-

Trading (debt instruments)(*1)
Carrying value under K-IFRS 1039 as of January 1, 2018		23,640,646	-	-	23,640,646	-	-
Reclassification to financial assets measured at FVTPL		-	(23,640,646)	-	(23,640,646)	-	-
		23,640,646	(23,640,646)	-	-	-	-
Trading (equity instruments)
Carrying value under K-IFRS 1039 as of January 1, 2018		4,634,353	-	-	4,634,353	-	-
Reclassification to financial assets measured at FVTPL		-	(4,634,353)	-	(4,634,353)	-	-
		4,634,353	(4,634,353)	-	-	-	-
Trading (gold deposit)(*1)
Carrying value under K-IFRS 1039 as of January 1, 2018		189,297	-	-	189,297	-	-
Reclassification to financial assets measured at FVTPL		-	(189,297)	-	(189,297)	-	-
		189,297	(189,297)	-	-	-	-
Derivatives(*1)
Carrying value under K-IFRS 1039 as of January 1, 2018		3,400,178	-	-	3,400,178	-	-
Reclassification to financial assets measured at FVTPL		-	(51,375)	-	(51,375)	-	-
		3,400,178	(51,375)	-	3,348,803	-	-
Financial assets designated at FVTPL(*1)
Carrying value under K-IFRS 1039 as of January 1, 2018		3,579,057	-	-	3,579,057	-	-
Reclassification to financial assets measured at FVTPL		-	(3,426,966)	-	(3,426,966)	-	-
Reclassification to financial assets designated at FVTPL		-	(152,091)	-	(152,091)	-	-
		3,579,057	(3,579,057)	-	-	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

41.  Transition effects arising from changes in accounting policies (continued)

(iv) The reclassification applying business model (continued)

		Carrying value based on the current standard	Amount reclassified	Amount remeasured	Carrying value based on the new standard	Changes in retained earnings (*3)	Changes in other comprehensive income(*3)
AFS (debt instruments)
Carrying value under K-IFRS 1039 as of January 1, 2018	~~W~~	37,186,552	-	-	37,186,552	-	-
Reclassification to financial assets measured at FVTPL		-	(528,745)	-	(528,745)	-	-
Reclassification to financial assets measured at FVOCI		-	(36,657,807)	-	(36,657,807)	-	-
		37,186,552	(37,186,552)	-	-	-	-
AFS (equity instruments)
Carrying value under K-IFRS 1039 as of January 1, 2018		4,930,385	-	-	4,930,385	-	-
Reclassification to financial assets measured at FVTPL		-	(4,339,979)	-	(4,339,979)	-	-
Reclassification to financial assets measured at FVOCI		-	(590,405)	-	(590,405)	-	-
		4,930,385	(4,930,385)	-	-	-	-
HTM
Carrying value under K-IFRS 1039 as of January 1, 2018		24,990,680	-	-	24,990,680	-	-
Reclassification to financial assets measured at FVTPL		-	(565,813)	-	(565,813)	-	-
Reclassification to financial assets measured at amortized cost		-	(24,424,867)	-	(24,424,867)	-	-
		24,990,680	(24,990,680)	-	-	-	-
Financial assets as measured at FVTPL
Carrying value under K-IFRS 1039 as of January 1, 2018		-	-	-	-	-	-
Transfer from due from banks		-	902,124	(68,182)	833,942	-	(68,182)
Transfer from loans and other receivables		-	750,342	30,027	780,369	30,027	-
Transfer from trading		-	28,464,296	-	28,464,296	-	-
Transfer from assets designated at FVTPL		-	3,426,967	-	3,426,967	-	-
Transfer from AFS		-	4,868,724	7,708	4,876,432	180,532	(180,532)
Transfer from HTM		-	565,813	(35,907)	529,906	-	(35,907)
Transfer from derivative assets		-	51,375	(42,195)	9,180	-	-
		-	-	(2,575)	(2,575)	-	-
		-	39,029,641	(111,124)	38,918,517	138,559	(212,620)
Financial assets designated at FVTPL(K-IFRS 1109)
Carrying value under K-IFRS 1039 as of January 1, 2018		-	-	-	-	-	-
Transfer from financial assets designated at FVTPL(K-IFRS 1039)		-	152,091	-	152,091	-	-
		-	152,091	-	152,091	-	-
Financial assets measured at FVOCI(*2)
Carrying value under K-IFRS 1039 as of January 1, 2018		-	-	-	-	-	-
Transfer from AFS		-	37,248,212	-	37,248,212	204,457	(204,457)
		-	37,248,212	-	37,248,212	204,457	(204,457)
Financial assets measured at amortized cost(*2)
Carrying value under K-IFRS 1039 as of January 1, 2018		-	-	-	-	-	-
Transfer from HTM		-	24,424,867	-	24,424,867	-	-
		-	24,424,867	-	24,424,867	-	-
	~~W~~	413,408,627	-	(111,124)	413,297,503	343,016	(417,077)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

41.  Transition effects arising from changes in accounting policies (continued)

(iv) The reclassification applying business model (continued)

		Carrying value based on the current standard	Amount reclassified	Amount remeasured	Carrying value based on the new standard	Changes in retained earnings	Changes in other comprehensive income
Deposits
Carrying value under K-IFRS 1039 as of January 1, 2018	~~W~~	249,419,224	-	-	249,419,224	-	-
		249,419,224	-	-	249,419,224	-	-
Trading liabilities(*1)
Carrying value under K-IFRS 1039 as of January 1, 2018		1,848,490	-	-	1,848,490	-	-
Reclassification to financial liabilities measured at FVPL		-	(1,848,490)	-	(1,848,490)	-	-
		1,848,490	(1,848,490)	-	-	-	-
Financial liabilities designated at FVPL
Carrying value under K-IFRS 1039 as of January 1, 2018		8,297,609	-	-	8,297,609	-	-
Reclassification to financial liabilities designated at FVPL		-	(8,260,636)	-	(8,260,636)	-	-
Reclassification to financial liabilities measured at FVPL		-	(36,973)	-	(36,973)	-	-
		8,297,609	(8,297,609)	-	-	-	-
Financial liabilities measured at FVPL
Carrying value under K-IFRS 1039 as of January 1, 2018		-	-	-	-	-	-
Transfer from trading liabilities		-	1,848,490	-	1,848,490	-	-
Transfer from financial liabilities designated at FVPL		-	36,973	-	36,973	-	-
		-	1,885,463	-	1,885,463	-	-
Financial liabilities designated at FVPL
Carrying value under K-IFRS 1039 as of January 1, 2018		-	-	-	-	-	-
Transfer from financial liabilities designated at FVPL		-	8,260,636	-	8,260,636	-	-
		-	8,260,636	-	8,260,636	-	-
Derivative liabilities
Carrying value under K-IFRS 1039 as of January 1, 2018		3,487,661	-	-	3,487,661	-	-
Other		-	-	(4,019)	(4,019)	-	-
		3,487,661	-	(4,019)	3,483,642	-	-
Borrowings
Carrying value under K-IFRS 1039 as of January 1, 2018		27,586,610	-	-	27,586,610	-	-
Other		-	-	(297)	(297)	-	-
		27,586,610	-	(297)	27,586,313	-	-
Debt securities issued
Carrying value under K-IFRS 1039 as of January 1, 2018		51,340,821	-	-	51,340,821	-	-

Other financial liabilities
Carrying value under K-IFRS 1039 as of January 1, 2018		20,124,451	-	-	20,124,451	-	-
Other		-	-	(19)	(19)	-	-
		20,124,451	-	(19)	20,124,432	-	-
	~~W~~	362,104,866	-	(4,335)	362,100,531	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

41.  Transition effects arising from changes in accounting policies (continued)

(iv) The reclassification applying business model (continued)

(*1) With respect to financial assets and financial liabilities reclassified from the category of fair value through profit or loss, effective interest rates calculated on the initial application date of K-IFRS No. 1109 and interest income or expense recognized shall be disclosed. Such reclassification has not occurred as a result of the K-IFRS No. 1109 adoption.

(*2) With respect to financial assets and financial liabilities reclassified to financial instruments measured at amortized cost, and financial assets measured at fair value through profit or loss reclassified to the category of fair value through other comprehensive income, the gain or loss on fair value measurement that would otherwise have been recognized in profit or loss or other comprehensive income in the reporting period, and the fair value of the financial assets or financial liabilities, shall be disclosed. Such reclassification has not occurred as a result of the K-IFRS No. 1109 adoption.

2) Credit loss allowance

		Carrying value based on the current standard	Amount reclassified	Amount remeasured	Carrying value based on the new standard	Changes in retained earnings (*3)	Changes in other comprehensive income(*3)
Credit loss allowance for
Due from banks	~~W~~	14,054	-	1,008	15,062	(1,008)	-
Loans		2,310,604	(3,328)	564,710	2,871,986	(561,382)	-
Financial asset measured at FVOCI (Debt instruments)		-	-	18,976	18,976	(18,976)	18,976
Financial asset measured at amortized cost (Debt instruments)		-	-	8,559	8,559	(8,559)	-
Other assets		49,679	-	2,139	51,818	(2,139)	-
Financial guarantee		36,506	-	783	37,289	(783)	-
Unused credit line and other credit commitment		168,006	-	54,492	222,498	(54,492)	-
	~~W~~	2,578,849	(3,328)	650,667	3,226,188	(647,339)	18,976

(v) Hedge accounting

K-IFRS No. 1109 maintains the mechanics of hedge accounting (i.e. fair value hedge, cash flow hedge, hedge of a net investment in a foreign operation) as defined in K-IFRS 1039, whereas a principle-based hedge accounting requirements that focuses on an entity’s risk replaced complex and rule-based hedge accounting requirements in K-IFRS No. 1039.  Additionally, qualifying hedged items and qualifying hedging instruments have been expanded and hedge accounting requirements have been eased by eliminating a subsequent hedge effectiveness assessment and a quantitative test (80~125%). Hedge accounting can be applied to certain transactions that fail to qualify for hedge accounting requirements under K-IFRS No. 1039 when applying K-IFRS No. 1109, and thus alleviates profit or loss volatility.